As filed with the Securities and Exchange Commission on April 1, 2014

Registration No. 333-193476

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

AMENDMENT NO. 2
TO
FORM S-1
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

JGWPT HOLDINGS INC.
(Exact name of registrant as specified in its charter)

Delaware	6199	46-3037859
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

201 King of Prussia Road
Radnor, Pennsylvania 19087-5148
(484) 434-2300
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Stephen Kirkwood, Esq.
Executive Vice President, General Counsel and Corporate Secretary
201 King of Prussia Road
Radnor, Pennsylvania 19087-5148
(484) 434-2300
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

(Copies of all communications, including communications sent to agent for service)

Andrea L. Nicolas, Esq.
Steven J. Daniels, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036-6522
(212) 735-3000

Approximate Date of Commencement of Proposed Sale to the Public: From time to time after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Per Share Offering Price(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)
Class A common stock, par value $0.00001 per share	1,707,438	$17.96	$30,665,587	$3,949.73

(1)	This registration statement registers (a) the issuance by JGWPT Holdings Inc. (the “Company”) from time to time of up to 1,707,438 shares of Class A common stock, par value $0.00001 per share (the “Class A Shares”), in the aggregate to the holders of an equivalent number of common membership interests of JGWPT Holdings, LLC (the “JGWPT Common Interests”) upon the exchanges by such holders of such JGWPT Common Interests for Class A Shares and (b) the sale by such holders from time to time of up to 1,707,438 Class A Shares in the aggregate. In accordance with Rule 416 promulgated under the Securities Act of 1933, as amended, this registration statement shall be deemed to cover any additional securities to be offered or issued from stock splits, stock dividends or similar transactions with respect to the shares being registered.
(2)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) under the Securities Act. The price per share and the maximum aggregate offering price are based on the average of the high and low sales price of the Class A Shares on March 28, 2014, as reported on the New York Stock Exchange.
(3)	Previously paid. Pursuant to Rule 457(p) under the Securities Act, the $3,949.73 registration fee due with respect to this Registration Statement on Form S-1 is offset in full by $3,949.73 of the $25,760.00 registration fee paid by JGWPT Holdings Inc. in connection with its original filing of its Registration Statement on Form S-1 (File No.: 333-191585) on October 7, 2013.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the Registration Statement filed with the Securities and Exchange Commission becomes effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 1, 2014

P R O S P E C T U S

UP TO 1,707,438 CLASS A SHARES

Common Stock

JGWPT Holdings Inc. may issue from time to time pursuant to this prospectus up to an aggregate of 1,707,438 shares of its Class A common stock, par value $0.00001 per share, or the Class A Shares, to certain holders of common membership interests in JGWPT Holdings, LLC, or the JGWPT Common Interests, named as selling stockholders in this prospectus upon the exchanges by such selling stockholders of an equal number of such JGWPT Common Interests. JGWPT Holdings, LLC is the holding company for all of our operating subsidiaries and we are the managing member of JGWPT Holdings, LLC. Upon and after any such exchanges of these JGWPT Common Interests for Class A Shares, the selling stockholders may sell from time to time pursuant to this prospectus up to an aggregate of the 1,707,438 Class A Shares offered hereby directly or through one or more underwriters, broker-dealers or agents. If the Class A Shares are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. The Class A Shares may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. See “Plan of Distribution” herein.

Exchanges of JGWPT Common Interests for Class A Shares are governed by and subject to the terms and conditions of the operating agreement of JGWPT Holdings, LLC. Exchanges of any JGWPT Common Interests for Class A Shares are generally permitted at any time and from time to time after the expiration or earlier termination (if any) of the lock-up agreement between the underwriters of our initial public offering and each holder of JGWPT Common Interests, including the selling stockholders.

We will not receive any cash proceeds from the issuance to any selling stockholder of any Class A Shares offered to them hereby or from any subsequent sale of such Class A Shares by any selling stockholder.

Our Class A Shares are traded on the New York Stock Exchange, or the NYSE, under the symbol “JGW.” On           , 2014, the NYSE official closing price of our Class A common stock was $     per share.

We are an “emerging growth company” under applicable federal securities laws and, as such, we have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings.

Investing in our Class A Shares involves risks that are described in the “Risk Factors” section beginning on page 8 of this prospectus.

Neither the Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus dated            , 2014.

We are responsible for the information contained in this prospectus and in any related free-writing prospectus we may prepare or authorize to be delivered to you. We have not authorized anyone to give you any other information, and we take no responsibility for any other information that others may give you. We are not, and the selling stockholders are not, making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

ABOUT THIS PROSPECTUS

Incorporation by Reference

As permitted under the rules of the SEC, this prospectus incorporates important business information about us that is contained in documents that we file with the SEC but that are not included in or delivered with this prospectus. You may obtain copies of these documents, without charge, from the website maintained by the SEC at www.sec.gov, as well as from us. See “Where You Can Find More Information” and “Incorporation of Certain Information By Reference” in this prospectus.

Industry and Market Data and Forecasts

This prospectus includes industry and market data and forecasts that we obtained from industry publications and surveys, public filings and internal company sources. Industry publications, surveys and forecasts generally state that the information contained therein has been obtained from sources we believe are reliable, but there can be no assurance as to the accuracy or completeness of such information. We have not independently verified any of the data from third-party sources, nor have we ascertained the underlying economic assumptions relied upon therein. In other cases, such as statements as to our market position and ranking, such information is based on estimates made by our management, based on their industry and market knowledge and information from third-party sources. However, this data is subject to change and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey. As a result, you should be aware that market share, ranking and other similar data set forth herein, and estimates and beliefs based on such data, may not be reliable.

Trademarks, Service Marks and Copyrights

We own or have rights to trademarks, service marks or trade names that we use in connection with the operation of our business. In addition, our names, logos and website names and addresses are our service marks or trademarks. Other trademarks, service marks and trade names appearing in this prospectus are the property of their respective owners. Some of the trademarks we own or have the right to use include “J.G. Wentworth” and “Peachtree Financial Solutions.” We also own or have the rights to copyrights that protect the content of our products. Solely for convenience, the trademarks, service marks, tradenames and copyrights referred to in this prospectus are listed without the ©, ® and TM symbols, but we will assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and tradenames.

Certain Definitions

“Code” means the Internal Revenue Code of 1986.

“Exchange Act” means the Securities Exchange Act of 1934.

“IPO” means the initial public offering of 11,212,500 of our Class A Shares consummated on November 14, 2013.

“JGWPT Common Interests” means the common membership interests in JGWPT Holdings, LLC.

“JLL” means JLL Partners.

“JOBS Act” means the Jumpstart Our Business Startups Act of 2012.

“NYSE” means the New York Stock Exchange.

“Peachtree Merger” means our merger with Orchard Acquisition Company, LLC and its subsidiaries on July 12, 2011, as described more fully herein.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Tax Relief Act” means the Victims of Terrorism Tax Relief Act of 2001.

“VIE” means a variable interest entity, which is a legal entity subject to consolidation according to the provisions of the Variable Interest Entities subsection of ASC Subtopic 810-10.

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PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere and incorporated by reference in this prospectus. This summary may not contain all of the information that is important to you. Before investing in our Class A Shares, you should carefully read this prospectus in its entirety, especially the risks of investing in our Class A Shares that we discuss in the “Risk Factors” section of this prospectus beginning on page 8 of this prospectus and in our Annual Report on Form 10-K for the year ended December 31, 2013. The following summary is qualified in its entirety by the more detailed information included elsewhere or incorporated by reference in this prospectus.

In this prospectus, unless otherwise stated or the context otherwise requires, references to “we,” “us,” “our” and similar references refer: (i) following the consummation of the IPO and the related concurrent transactions, collectively, to JGWPT Holdings Inc., and unless otherwise stated, all of its subsidiaries, and (ii) prior to the consummation of the IPO and the related concurrent transactions, collectively, to J.G. Wentworth, LLC, and unless otherwise stated, all of its subsidiaries. “Peachtree” refers to Peachtree Financial Solutions.

Our Company

We are a leading direct response marketer that provides liquidity to our customers by purchasing structured settlement, annuity and lottery payment streams, as well as interests in the proceeds of legal claims, in the United States. We securitize, sell or otherwise finance the payment streams that we purchase in transactions that are structured to generate cash proceeds to us that exceed the purchase price we paid for those payment streams. We have developed our market leading position as a purchaser of structured settlement payments through our highly recognizable brands and multi-channel direct response marketing platform.

Structured settlements are financial tools used by insurance companies to settle claims on behalf of their customers. They are contractual arrangements under which an insurance company agrees to make periodic payments to an individual as compensation for a claim typically arising out of a personal injury. The structured settlement payments we purchase have long average lives of more than ten years and cannot be prepaid.

We serve the liquidity needs of structured settlement payment holders by providing our customers with cash in exchange for a certain number of fixed scheduled future payments. Customers desire liquidity for a variety of reasons, including debt reduction, housing, automotive, business opportunities, education and healthcare costs. Since 1995, we have purchased over $9.6 billion of undiscounted structured settlement payment streams and have completed 37 asset-backed securitizations totaling over $5.0 billion in discounted cash flow streams.

We act as an intermediary that identifies, underwrites and purchases individual payment streams from our customers, aggregates the payment streams and then finances them in the institutional market at financing rates that are below our cost to purchase the payment streams. We purchase future payment streams from our customers for a single up-front cash payment. Such payment is based upon a discount rate that is negotiated with each of our customers. We fund our purchases of payment streams with short and long-term non-recourse financing. We initially fund our purchase of structured settlement payments and annuities through committed warehouse lines. Our guaranteed structured settlement and annuity warehouse facilities totaled $750 million at December 31, 2013. We intend to undertake a sale or securitization of these assets approximately three times per year, subject to our discretion, in transactions that generate excess cash proceeds over the purchase price we paid for those assets and the amount of warehouse financing used to fund that purchase price. We finance the purchase of other payment streams using a combination of other committed financing sources and our operating cash flow.

Because our purchase and financing of periodic payment streams is undertaken on a positive cash flow basis, we view our ability to purchase payment streams as key to our business model. Another key feature of our business model is our ability to aggregate payment streams from many individuals and from a well-diversified base of payment counterparties. We continuously monitor the efficiency of marketing expenses and the hiring and training of personnel engaged in the purchasing process.

We operate two market leading and highly recognizable brands, JG Wentworth and Peachtree, each of which generates a significant volume of inbound inquiries. Brand awareness is critical to our marketing efforts, as there are no readily available lists of holders of structured settlements, annuities or potential pre-settlement customers. Since 1995, we have invested approximately $621 million in marketing to establish our brand names and increase customer awareness through multiple media outlets. According to Kantar Media, since 2008, each of JG Wentworth and Peachtree has spent approximately five-times the amounts spent by the nearest industry competitor on television advertising and together have spent approximately 80% of the total amount spent by all of the major participants in the industry. As a result of our substantial marketing investment, we believe that our core brands, JG Wentworth and Peachtree, are the #1 and/or #2 most recognized brands in their product categories. In addition, since 1995 we have been building proprietary databases of current and prospective customers, which we continue to grow through our marketing efforts and which we consider a key differentiator from our competitors. As of December 31, 2013, our customer databases include more than 121,960 current and prospective structured settlement customers with approximately $32 billion of unpurchased structured settlement payment streams which includes all potential payment streams that customers disclosed to us at our initial contact with them. Since December 31, 2013, we have continued to add to our customer databases and to purchase structured settlement payment streams from our customers who may also sell payment streams to others and, therefore, the amount of unpurchased structured settlement payment streams in our databases may now be greater or smaller. We also maintain databases of pre-settlement and lotteries customers. The strength of our databases and the resulting predictable pipeline of opportunities are demonstrated by the level of repeat business we experience with our customers. Of the total structured settlement customers we have served since 1995, the average customer has completed two separate transactions with us. These additional purchasing opportunities come with low incremental acquisition costs.

We currently provide liquidity to our customers through the following products:

•	Structured Settlements are contractual agreements to settle a tort claim involving physical injury or illness whereby a claimant is compensated for damages through a series of payments over time rather than by a single upfront payment. These payments fall into two categories: guaranteed structured settlement payments, which are paid out until maturity regardless of the status of the beneficiary, and life contingent structured settlement payments, which cease upon the death of the beneficiary. We purchase all or part of these structured settlement payments at a discount to the aggregate face amount of the future payments in exchange for a single up-front payment. These future structured settlement payments are generally disbursed to us directly by an insurance company. Since the enactment of the federal Tax Relief Act in 2002, every one of our structured settlement payment stream purchases has been reviewed and approved by a judge. Since 1995, we have purchased over $9.6 billion of structured settlement payment streams. Based on information provided by the National Association of Settlement Purchasers, we believe we are the largest purchaser of structured settlement payments in the United States. Revenue generated from our structured settlement payment purchasing business was $402 million for the year ended December 31, 2013 and $416 million for the year ended December 31, 2012, accounting for 87% and 88% of our revenue for the years ended December 31, 2013 and December 31, 2012, respectively.
•	Annuities are insurance products purchased by individuals from insurance companies entitling the beneficiary to receive a pre-determined stream of periodic payments. We purchase all or part of the annuity payments at a discount to the aggregate face amount of future payments in exchange for a single up-front payment. Since 1995, we have purchased over $230 million in annuity payment streams. Revenue generated from our annuity payment purchasing business was $11 million for the year ended December 31, 2013 and $10 million for the year ended December 31, 2012, accounting for 2% of our revenue in both periods.
•	Lotteries are prizes that generally have periodic payments and are typically backed by state lottery commission obligations or insurance company annuities. We purchase all or part of the lottery receivables at a discount to the aggregate face amount of future payments in exchange for a single up-front payment to the lottery winners. As in the case of structured settlement payments, every one of our purchases of lottery receivables is reviewed and approved by a judge. Since 1999, we have purchased over $894 million in lottery receivables. Revenue generated from our lottery payment purchasing business was $34 million for the year ended December 31, 2013 and $27 million for the year ended December 31, 2012, accounting for 7% of our revenue in both periods.
•	Pre-settlement funding is a transaction with a plaintiff with a pending personal injury claim to provide liquidity while awaiting settlement. These are not loans; rather, we are assigned an interest in the settlement proceeds of the claim and, if and when a settlement occurs, payment is made to us directly via the claim payment waterfall, not from the claimant. If the plaintiff’s claim is unsuccessful, the purchase price and accrual of fees thereon are written off. Since 2005, we have completed over $209 million in pre-settlement funding. Revenue from our pre-settlement funding business was $12 million for the year ended December 31, 2013 and $14 million for the year ended December 31, 2012, accounting for 3% of our revenue in both periods.

Industry Overview

    Structured Settlements

The use of structured settlements was established in 1982 when Congress passed the Periodic Payment Settlement Act of 1982, which allows periodic payments made as compensation for a personal injury to be free of all federal taxation to the payee, provided certain conditions are met. By contrast, the investment earnings on a single up-front payment are generally taxable, leading structured settlements to proliferate as a means of settling lawsuits. Following the emergence of structured settlements, a secondary market developed in response to the changing financial needs of the holders of structured settlements over time, with many requiring short-term liquidity for a variety of reasons, including debt reduction, housing, automotive, business opportunities, education and healthcare costs. Purchasers in the structured settlement secondary market provide upfront cash payment in exchange for an agreed-upon stream of periodic payments from a holder of a structured settlement. Each purchased structured settlement payment stream requires local court approval by a judge, who must rule that the transfer of the structured settlement payments and its terms are in the best interests of the payee, taking into account the welfare of the payee and the payee’s dependents.

We estimate that since 1975 over $350 billion in undiscounted structured settlement payment streams have been issued in the United States. Of these structured settlement payment streams, we estimate that at least $140 billion are currently outstanding of which approximately $130 billion remain available for purchase. We believe this indicates that there is significant opportunity to grow our customer databases and our revenue.

We estimate that approximately 24% of all structured settlements have a life contingent component. Life contingent structured settlements are similar to guaranteed structured settlements, however, unlike guaranteed structured settlements, which pay out until maturity regardless of the status of the beneficiary, life contingent structured settlement payments cease upon death of the beneficiary. We have developed a proprietary financing model that allows us to purchase these life contingent structured settlement payments without assuming any mortality risk.

Our main competitors in the structured settlement payments purchasing market are Stone Street Capital, DRB Capital, Novation Capital, SenecaOne, Woodbridge, Symetra Financial and Client First Settlement Funding, none of which have a comparable scale to us.

    Annuities

Annuities are most often purchased to provide a reliable cash flow or a financial cushion for unexpected expenses during retirement or received by individuals via inheritance. The secondary market for annuities provides liquidity to holders, regardless of how they obtained their annuity. The purchasing and underwriting process for annuities is substantially similar to that for structured settlements. However, purchases of annuities do not require court approval. Our main competitors in the annuities payments purchasing market are Stone Street Capital, DRB Capital, and Novation Capital, none of which have a comparable scale to us.

    Lotteries

According to the North American Association of State and Provincial Lotteries, or NASPL, 43 states and the District of Columbia currently offer government-operated lotteries. For those lottery winners that have either elected or have been required to receive their lottery prize payout in the form of periodic payments, the secondary market provides liquidity and payment flexibility not otherwise provided by their current payment schedule. 25 states have enacted statutes that permit lottery winners to voluntarily assign all or a portion of their future lottery prize payments. Similar to structured settlements, the voluntary assignment of a lottery prize requires a court order. Our main competitors in the lotteries receivable payments purchasing market are Stone Street Capital, SenecaOne, Advanced Funding Solutions, Client First Settlement Funding and NuPoint Funding.

    Pre-settlement Funding

Pre-settlement funding provides the plaintiff with immediate cash, which can be used by the plaintiff to fund out of pocket expenses, allowing the plaintiff to continue the suit and to reject inadequate settlement offers. The regulatory framework for pre-settlement funding is in its early stages, and we expect that many states that do not currently have a regulatory framework for pre-settlement transactions will enact laws that may or may not enable us to conduct business in such states. The few competitors in the pre-settlement funding market with comparable volume to us include Oasis Legal Finance, LawCash, US Claims, Pegasus Legal Funding and Global Financial. Beyond these competitors, the industry is characterized by small players and ad hoc fundings, such as attorneys funding colleagues’ clients.

Corporate Information

Our principal executive offices are located at 201 King of Prussia Road, Suite 501, Radnor, Pennsylvania 19087-5148 and our telephone number at that address is (484) 434-2300. Our website is located at http://www.jgwpt.com. This website and the information contained therein is not part of this prospectus, and you should rely only on the information contained or incorporated by reference in this prospectus when making a decision as to whether to invest in our Class A Shares.

Implications of being an emerging growth company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or JOBS Act. As a result, we are permitted to, and do, rely on exemptions from certain disclosure requirements that are applicable to other companies that are not emerging growth companies. Accordingly, for so long as we are an emerging growth company, we will not be required to:

•	engage an auditor to report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act;
•	comply with any requirement that may be adopted by the Public Company Accounting Oversight Board (the “PCAOB”) regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);
•	submit certain executive compensation matters to shareholder advisory votes, such as “say-on-pay,” “say-on-frequency” and “say-on-golden parachutes;”
•	disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparison of the chief executive officer’s compensation to median employee compensation; or
•	adopt certain accounting standards until those standards would otherwise apply to private companies.

We will remain an emerging growth company until the earliest to occur of:

•	our reporting $1 billion or more in annual gross revenues;
•	our issuance, in a three year period, of more than $1 billion in non-convertible debt;
•	the end of the fiscal year in which the market value of our common stock held by non-affiliates exceeds $700 million on the last business day of our second fiscal quarter; and
•	the end of fiscal 2018.

THE OFFERING

Class A Shares to be issued upon exchange of JGWPT Common Interests by the selling stockholders
Up to 1,707,438 Class A Shares
Class A Shares being offered by the selling stockholders
Up to 1,707,438 Class A Shares
Class A Shares to be outstanding after this offering, assuming the exchange of all JGWPT Common Interests by the selling stockholders .
12,927,135 Class A Shares
Use of proceeds
We will not receive any cash proceeds from the issuance of Class A Shares upon exchange of JGWPT Common Interests or the sale by the selling stockholders of any such Class A Shares pursuant to this prospectus.
NYSE symbol
“JGW.”
Risk factors
You should read the “Risk Factors” section beginning on page 8 of this prospectus and in our Annual Report on Form 10-K for the year ended December 31, 2013 for a discussion of the factors to consider carefully before deciding to purchase any of our Class A Shares.

Unless stated otherwise, the number of shares outstanding and other information based thereon in this prospectus excludes:

•	up to 264,047 Class A Shares issuable upon exercise of stock options we granted to our executive officers and employees concurrently with our IPO;
•	up to 2,635,960 Class A Shares reserved for issuance under our stock incentive plan; and
•	up to 13,187,393 Class A Shares and 4,360,623 shares of our Class C common stock, par value $0.00001 per share, or the Class C Shares issuable upon exchange of JGWPT Common Interests by the current holders thereof;
•	up to 4,360,623 Class A Shares issuable upon conversion of the Class C Shares issuable upon exchange of JGWPT Common Interests held by PGHI Corp.;
•	up to 966,434 Class A Shares issuable upon exercise of the warrants held by PGHI Corp.

Summary Historical Consolidated Financial and Other Data

The following table presents the summary historical consolidated financial and other data for JGWPT Holdings Inc. and its susbsidiaries (prior to November 14, 2013, J.G. Wentworth, LLC). J.G. Wentworth, LLC is the predecessor of the issuer, JGWPT Holdings Inc., for financial reporting purposes. The consolidated statement of operations data for each of the years in the three-year period ended December 31, 2013 and the consolidated balance sheet data as of December 31, 2013 and 2012 set forth below are derived from the audited consolidated financial statements of JGWPT Holdings Inc. and its subsidiaries included in our Annual Report on Form 10-K for the year ended December 31, 2013.

The results of operations for the periods presented below are not necessarily indicative of the results to be expected for any future period. The information set forth below should be read together with the “Selected Historical Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the accompanying notes appearing in our Annual Report on Form 10-K for the year ended December 31, 2013.

	Years Ended December 31,
	2013	2012	2011
	(Dollars in thousands)
Statement of Operations Data:
REVENUES
Interest income	$172,423	$177,748	$142,697
Unrealized gains on VIE and other finance receivables, long-term debt and derivatives	252,801	270,787	127,008
Gain (loss) on swap terminations, net	200	(2,326)	(11,728)
Servicing, broker, and other fees	5,276	9,303	7,425
Other	1,209	(856)	816
Realized loss on notes receivable, at fair value	(1,862)	—	—
Gain on extinguishment of debt, net	14,217	—	—
Realized and unrealized gains (losses) on marketable securities, net	15,299	12,741	(12,953)
Total Revenue	$459,563	$467,397	$253,265

EXPENSES
Advertising	$70,304	$73,307	$56,706
Interest expense	193,035	158,631	123,015
Compensation and benefits	42,595	43,584	34,635
General and administrative	20,179	14,613	12,943
Professional and consulting	18,820	15,874	14,589
Debt prepayment and termination	—	—	9,140
Debt issuance	8,930	9,124	6,230
Securitization debt maintenance	6,091	5,208	4,760
Provision for losses on finance receivables	5,695	3,805	727
Depreciation and amortization	5,703	6,385	3,908
Installment obligations expense (income), net	19,647	17,321	(9,778)
Loss or disposal/impairment of long-lived assets	4,200	300	9
Total Expenses	$395,199	$348,152	$256,875

	Years Ended December 31,
	2013	2012	2011
	(Dollars in thousands)
Income (loss) before income taxes	64,343	119,245	(3,610)
Provision (benefit) for income taxes	2,546	(227)	(345)
Net income (loss)	61,818	119,472	(3,265)
Less noncontrolling interest in earnings of affiliate	—	2,731	660
Net income (loss) attributable to J.G. Wentworth, LLC	$61,818	$116,741	$(3,925)
Less net income attributable to non-controlling interests	$67,395
Net loss attributable to JGWPT Holdings Inc.	$(5,577)

Balance Sheet Data:
Total stockholder’s equity/member’s capital	$173,382	$442,818
Total liabilities and stockholders’ equity/member’s capital	$4,472,097	$4,299,574

RISK FACTORS

Any investment in our Class A Shares involves a high degree of risk. You should carefully consider the risks described or incorporated by reference in this prospectus before deciding whether to purchase our Class A Shares. The risks and uncertainties described or incorporated by reference in this prospectus are not the only risks and uncertainties that we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of those risks actually occur, our business, financial condition and results of operations may be adversely affected. The risks discussed or incorporated by reference in this prospectus also include forward-looking statements, and our actual results may differ substantially from those discussed in these forward-looking statements. See “Special Note Regarding Forward-Looking Statements” in this prospectus.

The market price and trading volume of our Class A Shares may be volatile, which could result in rapid and substantial losses for our stockholders.

The market price of our Class A Shares may be highly volatile and could be subject to wide fluctuations. In addition, the trading volume in our Class A Shares may fluctuate and cause significant price variations to occur. The market price of our Class A Shares may fluctuate or decline significantly in the future. Some of the factors that could negatively affect our share price or result in fluctuations in the price or trading volume of our Class A Shares include:

•	variations in our quarterly or annual operating results;
•	changes in our earnings estimates (if provided) or differences between our actual financial and operating results and those expected by investors and analysts;
•	the contents of published research reports about us or our industry or the failure of securities analysts to cover our Class A Shares;
•	additions or departures of key management personnel;
•	any increased indebtedness we may incur in the future;
•	announcements by us or others and developments affecting us;
•	actions by institutional stockholders;
•	litigation and governmental investigations;
•	legislative or regulatory changes;
•	changes in government programs and policies;
•	changes in market valuations of similar companies;
•	speculation or reports by the press or investment community with respect to us or our industry in general;
•	increases in market interest rates that may lead purchasers of our shares to demand a higher yield;
•	announcements by us or our competitors of significant contracts, acquisitions, dispositions, strategic relationships, joint ventures or capital commitments; and
•	general market, political and economic conditions, including any such conditions and local conditions in the markets in which we conduct our operations.

These broad market and industry factors may decrease the market price of our Class A Shares, regardless of our actual operating performance. The stock market in general has from time to time experienced extreme price and volume fluctuations, including in recent months. In addition, in the past, following periods of volatility in the overall market and decreases in the market price of a company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

The market price of our Class A Shares could be negatively affected by sales of substantial amounts of our Class A Shares in the public markets.

In connection with our IPO, we agreed to register the exchange of all Common Interests in JGWPT Holdings, LLC upon the expiration or earlier termination (if any) of the holders’ lock-up agreements with the underwriters of our IPO. This prospectus relates to the 853,719 Class A Shares issuable to the selling stockholders upon exchange of the 853,719 JGWPT Common Interests in respect of which the lock-up agreements expired on February 6, 2014 and the 853,719 Class A Shares issuable to the selling stockholders upon exchange of the 853,719 JGWPT Common Interests in respect of which the lock-up agreements expired on March 24, 2014. All such lock-up agreements, covering an aggregate of 18,362,206 JGWPT Common Interests will have expired on or before May 7, 2014. The Class A Shares received upon exchange of JGWPT Common Interests may be freely resold into the public market unless held by a Common Interestholder which is an affiliate of us. Certain of these holders (as well as other Common Interestholders) will have the right to demand that we register the resale of their Class A Shares received upon exchange and certain “piggyback” registration rights.

The market price of our Class A Shares may decline significantly when the restrictions on resale by our existing stockholders lapse. A decline in the price of our Class A Shares might impede our ability to raise capital through the issuance of additional Class A Shares or other equity securities.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements which reflect management’s expectations regarding our future growth, results of operations, operational and financial performance and business prospects and opportunities. All statements, other than statements of historical fact, are forward-looking statements. You can identify such statements because they contain words such as “plans,” “expects” or “does expect,” “budget,” “forecasts,” “anticipates,” “does not anticipate,” “believes,” “intends” and similar expressions or statements that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved. Although the forward-looking statements contained in this prospectus reflect management’s current beliefs based upon information currently available to management and upon assumptions which management believes to be reasonable, actual results may differ materially from those stated in or implied by these forward-looking statements.

A number of factors could cause actual results, performance or achievements to differ materially from the results expressed or implied in the forward-looking statements, including those listed in the “Risk Factors” section of this prospectus. These factors should be considered carefully and readers should not place undue reliance on the forward-looking statements. Forward-looking statements necessarily involve significant known and unknown risks, assumptions and uncertainties that may cause our actual results, performance and opportunities in future periods to differ materially from those expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things:

•	our ability to continue to purchase structured settlement payments and other assets;
•	our ability to complete future securitizations or other financings on beneficial terms;
•	availability of or increases in the cost of our financing sources relative to our purchase discount rate;
•	our dependence on the opinions of certain rating agencies;
•	our dependence on outside parties to conduct our transactions including the court system, insurance companies, outside counsel, delivery services and notaries;
•	our dependence on the effectiveness of our direct response marketing;
•	the compression of the yield spread between the price we pay for and the price at which we sell assets;
•	changes in tax or accounting policies or changes in interpretation of those policies as applicable to our business;
•	the lack of an established market for the subordinated interest in the receivables that we retain after a securitization is executed;
•	our exposure to underwriting risk;
•	our ability to remain in compliance with the terms of our substantial indebtedness;
•	changes in existing state laws governing the transfer of structured settlement payments or the interpretation thereof;
•	the insolvency of a material number of structured settlement issuers;
•	any change in current tax law relating to the tax treatment of structured settlements;
•	changes to state or federal, licensing and regulatory regimes;
•	the impact of the Consumer Financial Protection Bureau and any regulations it issues;
•	adverse judicial developments;
•	potential litigation and regulatory proceedings;
•	unfavorable press reports about our business model;
•	our access to personally identifiable confidential information of current and prospective customers and the improper use or failure to protect that information;
•	the public disclosure of the identities of structured settlement holders;
•	our business model being susceptible to litigation;

•	our dependence on a small number of key personnel;
•	our ability to successfully enter new lines of business and broaden the scope of our business;
•	changes in our expectations regarding the likelihood, timing or terms of any potential acquisitions described herein;
•	our computer systems being subject to security and privacy breaches; and
•	infringement of our trademarks or service marks.

Although we have attempted to identify important risks and factors that could cause actual actions, events or results to differ materially from those described in or implied by our forward-looking statements, other factors and risks may cause actions, events or results to differ materially from those anticipated, estimated or intended. We cannot assure you that forward-looking statements will prove to be accurate, as actual actions, results and future events could differ materially from those anticipated or implied by such statements. Accordingly, as noted above, readers should not place undue reliance on forward-looking statements. These forward-looking statements are made as of the date of this prospectus and, except as required by law, we assume no obligation to update or revise them to reflect new events or circumstances.

OUR STRUCTURE AND FORMATION TRANSACTIONS

The diagram below depicts our organizational structure as of March 31, 2014.

(1)	Sole managing member of JGWPT Holdings, LLC with a 40.7% economic interest.
(2)	Class B Holders includes JLL Holders, Employee Holders and Other Holders of JGWPT Common Interests, which hold shares of our Class B common stock, par value $0.00001 per share, or the Class B Shares. All Class B Holders also hold JGWPT Common Interests. See footnotes 4, 5 and 6 for further information. Collectively, Class B Holders also hold a 44.6% economic interest in JGWPT Holdings, LLC.
(3)	PGHI Corp. holds warrants to purchase Class A Shares, representing 0% of the voting power and 0% of the economic interest; PGHI Corp. also holds a 14.7% economic interest in JGWPT Holdings, LLC.
(4)	JLL Holders hold Class B Shares in JGWPT Holdings Inc. representing 64.9% of the voting power and 0% of the economic interest; JLL Holders also hold a 31.6% economic interest in JGWPT Holdings, LLC through holdings of JGWPT Common Interests.
(5)	Employee Holders hold Class B Shares representing 14.2% of the voting power and 0% of the economic interest; Employee Holders also hold a 6.9% economic interest in JGWPT Holdings, LLC.
(6)	Other Holders of JGWPT Common Interests hold Class B Shares representing 12.5% of the voting power and 0% of the economic interest; Other Holders of JGWPT Common Interests also hold a 6.1% economic interest in JGWPT Holdings, LLC.
(7)	Our term loan is guaranteed by certain of our subsidiaries.

JGWPT Holdings, LLC. The sole asset of JGWPT Holdings, LLC is its ownership of 100% of J.G. Wentworth, LLC, the holding company for the operating subsidiaries of the businesses.

The current members of JGWPT Holdings, LLC are described below.

•	JLL JGW Distribution, LLC, which is owned by pooled investment vehicles sponsored or managed by JLL, holds an approximately 3.2% economic interest in JGWPT Holdings, LLC through its ownership of 945,151 JGWPT Common Interests.
•	JGW Holdco, LLC, which is over 99% owned by JLL JGW Distribution, LLC, holds an approximately 28.4% economic interest in JGWPT Holdings, LLC through its ownership of 8,400,024 JGWPT Common Interests. We collectively refer to JGW Holdco, LLC and JLL JGW Distribution, LLC as the JLL Holders.
•	PGHI Corp., the current stockholders of which include affiliates of Credit Suisse Group AG and DLJ Merchant Banking Partners IV, L.P. and former members of Peachtree management, holds an approximately 17.4% economic interest in JGWPT Holdings, LLC on a fully diluted basis through its ownership of (i) 4,360,623 non-voting JGWPT Common Interests and (ii) non- transferable warrants to purchase up to 483,217 Class A Shares at an exercise price of $35.78 per share and 483,217 Class A Shares at an exercise price of $63.01 per share beginning on May 7, 2014 and until January 8, 2022.
•	Certain of our officers and other employees, whom we collectively refer to as the Employee Members, hold an approximately 6.9% economic interest in JGWPT Holdings, LLC through their ownership of (i) an aggregate of 367,350 JGWPT Common Interests and (ii) an aggregate of 1,678,547 restricted JGWPT Common Interests (with a corresponding number of Class B Shares). A substantial amount of restricted JGWPT Common Interests remain subject to forfeiture and will only vest if the holder remains employed by us through the applicable period.
•	Other members who are not employed by us or affiliated with JLL or PGHI Corp., whom we refer to as the Other Members, hold an approximately 6.1% economic interest in JGWPT Holdings, LLC.

JGWPT Holdings Inc. Our only material asset is our ownership of 40.7% of the total JGWPT Common Interests and our only business is acting as the sole managing member of JGWPT Holdings, LLC. You should note, in particular, that:

•	We are the sole managing member of JGWPT Holdings, LLC.
•	As of March 31, 2014, the Class A Shares represent 100% of the economic interest in us, but only 8.4% of our voting power, and we own 40.7% of the economic interest in JGWPT Holdings, LLC. Our Class A Shares and Class C Shares entitle the holders to receive 100% of any distributions we make, except that each Class B Share entitles the holder thereof to receive the par value of $0.00001 per Class B Share upon our liquidation, dissolution or winding up. The holders of Class A Shares and Class C Shares are entitled to receive the par value of $0.00001 per Class A Share or Class C Share, as the case may be, upon our liquidation, dissolution or winding up, but unlike the Class B Shares, these holders are entitled to share ratably in all other assets available for distribution after payment of our liabilities.
•	Except in respect of any tax distributions we receive from JGWPT Holdings, LLC, if JGWPT Holdings, LLC makes a distribution to its members, including us, we are required to make a corresponding distribution to each of our holders of Class A Shares and holders of Class C Shares, subject only to applicable law.
•	The Common Interestholders other than PGHI Corp. own 100% of our Class B Shares, which vote together with the Class A Shares as a single class. Each Class A Share has one vote per share and each Class B Share has 10 votes per share. The Class B Shares represent 91.6% of the combined voting power of our common stock. The Class B Shares do not represent an economic interest in us and are therefore not entitled to any dividends that we may pay. The Common Interestholders other than PGHI Corp. hold substantially more than 50% of the combined voting power of our common stock since they hold all the Class B Shares.
•	In connection with our IPO we entered into a Director Designation Agreement with the JLL Holders and PGHI Corp. Under this agreement, the JLL Holders have the right to designate four director designees to our board of directors so long as the JLL Holders own at least 934,488 JGWPT Common Interests and at least 20% of the aggregate number of JGWPT Common Interests held on such date by members of JGWPT

Holdings, LLC who were members of JGWPT Holdings, LLC (or its predecessor of the same name) on July 12, 2011, and PGHI Corp. will have the right to designate one director so long as PGHI Corp. (together with its then-current stockholders) or its assignee holds in the aggregate at least 436,104 JGWPT Common Interests. These director designees will be voted upon and possibly elected by our stockholders.

•	Moreover, pursuant to the Voting Trust Agreement entered into by the JLL Holders and certain of the Employee Members in connection with our IPO, the JLL Holders, David Miller, our Chief Executive Officer, and Randi Sellari, our Chief Operating Officer and President, as trustees, are able to direct the vote of the Class B Shares held by these Employee Members.
•	Under the terms of the Voting Agreement that the JLL Holders, PGHI Corp., and certain other Common Interestholders entered into in connection with our IPO, each of the parties thereto agreed to vote all of their Class A Shares and Class B Shares, as applicable, in favor of the election to our board of directors of our Chief Executive Officer, four designees of the JLL Holders and one designee of PGHI Corp.
•	Pursuant to our certificate of incorporation, the four directors designated by the JLL Holders are entitled to two votes on each matter presented to the board of directors until the earlier to occur of such time as we cease to be a “controlled company” within the meaning of the NYSE corporate governance standards or such time as the JLL Holders cease to hold, in the aggregate, at least 934,488 JGWPT Common Interests and at least 20% of the aggregate number of JGWPT Common Interests held on such date by members of JGWPT Holdings, LLC who were members of JGWPT Holdings, LLC (or its predecessor of the same name) on July 12, 2011.
•	While the Class B Shares, as indicated above, do not represent any economic interest in us, each holder of a Class B Share also owns an economic interest in JGWPT Holdings, LLC through a corresponding JGWPT Common Interest.
•	PGHI Corp. is an affiliate of DLJ Merchant Banking Partners IV, L.P. and Credit Suisse Group AG. Due to certain requirements under the Bank Holding Company Act of 1956, as amended, and the regulations promulgated thereunder to which DLJ Merchant Banking Partners IV, L.P. and Credit Suisse Group AG are subject, PGHI Corp. does not hold voting stock or voting interests in JGWPT Holdings, LLC. Accordingly, PGHI Corp. currently holds non-voting JGWPT Common Interests and was not issued any of our Class B Shares. The JGWPT Common Interests held by PGHI Corp. are non-voting securities and are exchangeable for our Class C Shares, which are not entitled to any voting rights, but are convertible into Class A Shares. The warrants issued to PGHI Corp. in connection with our IPO, however, are exercisable for our Class A Shares, and the JGWPT Common Interests held by PGHI Corp. are exchangeable for our Class C Shares, which are in turn convertible at any time into Class A Shares.
•	Pursuant to the operating agreement of JGWPT Holdings, LLC, each JGWPT Common Interest held by a Common Interestholder is exchangeable for (i) one of our Class A Shares, or, in the case of PGHI Corp., one of our Class C Shares, or (ii) at the option of JGWPT Holdings, LLC cash equal to the market value of one of our Class A Shares or Class C Shares, at any time and from time to time after the expiration or earlier termination (if any) of the lock-up agreement between the underwriters of our IPO and each Common Interestholder (other than holders of a de minimis amount of JGWPT Common Interests), subject to any applicable rules and restrictions imposed by us. The exchange of the JGWPT Common Interests for our Class A Shares, and the concurrent redemption and cancellation of the Class B Shares corresponding to these JGWPT Common Interests, will increase the number of outstanding Class A Shares and decrease the number of outstanding Class B Shares, except in the case of an exchange by PGHI Corp. of JGWPT Common Interests for our Class C Shares.
•	PGHI Corp. and, in some cases, its transferees, have the right to exchange their non-voting JGWPT Common Interests for our Class C Shares, or, at the option of JGWPT Holdings, LLC, cash equal to the market value of one of our Class C Shares, at any time and from time to time after the expiration or earlier termination (if any) of the lock-up agreement between the underwriters of our IPO and each Common Interestholder (other than holders of a de minimis amount of JGWPT Common Interests), subject to any applicable rules and restrictions imposed by us. Class C Shares are generally not entitled to vote on any matter but do share ratably in dividends and other distributions. Class C Shares, however, may be converted at any time into Class A Shares. See “Description of Capital Stock-Class C Shares.”

•	JLL owns a portion of its investment through an existing corporation and the owners of PGHI Corp., including DLJ Merchant Banking Partners IV, L.P. and affiliates of Credit Suisse Group AG, own their investment through PGHI Corp. JLL and the equity holders of PGHI Corp. have the right to elect to require that, instead of exchanging for Class A Shares the JGWPT Common Interests held by JLL’s corporation or PGHI Corp. for Class A Shares, we engage in a merger in which the JLL entity owning this corporation or the stockholders of PGHI Corp., as applicable, receive Class A Shares directly and we become the owner of the JLL corporation or PGHI Corp., as applicable, or its assets. Provided that the conditions to the exercise of these rights have been met, the exercise of either of these transactions will not be subject to any affiliate transaction covenants or similar restrictive provisions. However, it is a condition to each of these transactions that the acquisition not result in material liabilities to us.
•	Under the operating agreement of JGWPT Holdings, LLC, JGWPT Holdings, LLC is prohibited from repurchasing any JGWPT Common Interests unless it has also offered to purchase a pro rata number of JGWPT Common Interests from each Common Interestholder. Pursuant to our certificate of incorporation, in the event that JGWPT Holdings, LLC repurchases any of our JGWPT Common Interests, we will be required to use the corresponding proceeds received from JGWPT Holdings, LLC to repurchase Class A Shares.
•	The members of JGWPT Holdings, LLC, other than us, consist of JGW Holdco, LLC, JLL JGW Distribution, LLC, PGHI Corp., the Employee Members and the Other Members.

Certain Attributes of our Structure. Our structure, implemented in connection with our IPO, is designed to accomplish a number of objectives, the most important of which are as follows:

•	Our structure allows us to serve as a holding company, with our sole asset being our ownership interest in JGWPT Holdings, LLC. The Common Interestholders hold their economic investment in the form of direct interests in JGWPT Holdings, LLC, rather than through our Class A Shares. As a result, we and the Common Interestholders participate in the net operating results of JGWPT Holdings, LLC on a pari passu basis, in accordance with our respective ownership of JGWPT Holdings, LLC.
•	The Common Interestholders, other than PGHI Corp., hold non-economic Class B “vote-only” shares that as a percentage of the combined voting power of our common stock are equal to 10 times their economic ownership in JGWPT Holdings, LLC.
•	In the event that a Common Interestholder wishes to exchange JGWPT Common Interests for Class A Shares, the holder must deliver the JGWPT Common Interests to JGWPT Holdings, LLC, together with a corresponding number of Class B Shares (except in the case of PGHI Corp), and in exchange therefor:
•	we will deliver to JGWPT Holdings, LLC a number of Class A Shares corresponding to the number of JGWPT Common Interests delivered to JGWPT Holdings, LLC;
•	JGWPT Holdings, LLC will deliver to us a number of newly issued JGWPT Common Interests equal to the number of JGWPT Common Interests surrendered to JGWPT Holdings, LLC by the exchanging holder;
•	we will redeem any Class B Shares delivered to JGWPT Holdings, LLC and cancel them; and
•	JGWPT Holdings, LLC will cancel the JGWPT Common Interests surrendered to JGWPT Holdings, LLC by the exchanging holder.
•	As noted above, JGWPT Common Interests held by PGHI Corp. will be exchangeable for our Class C Shares. Such exchanges generally will follow the procedures outlined above, except that PGHI Corp. will not be required to deliver Class B Shares for cancellation in connection with the exchange. Pursuant to our certificate of incorporation, Class C Shares may be converted at any time into Class A Shares.
•	Under the terms of the operating agreement of JGWPT Holdings, LLC, Common Interestholders will be able to exchange their JGWPT Common Interests for Class A Shares at any time and from time to time after the expiration or earlier termination (if any) of the lock-up agreement between the underwriters of our IPO and each Common Interestholder (other than holders of a de minimis amount of JGWPT Common Interests), subject to any applicable rules and restrictions imposed by us.

Operating Agreement of JGWPT Holdings, LLC. The operating agreement of JGWPT Holdings, LLC, among other things:

•	provides for us to serve as the sole managing member of JGWPT Holdings, LLC;
•	provides for the exchange of each JGWPT Common Interest for (i) one of our Class A Shares, or, in the case of PGHI Corp., one of our Class C Shares, or (ii) at the option of JGWPT Holdings, LLC cash equal to the market value of one of our Class A Shares or Class C Shares, at any time and from time to time after the expiration or earlier termination (if any) of the lock-up agreement between the underwriters of our IPO and each Common Interestholder (other than holders of a de minimis amount of JGWPT Common Interests), subject to any applicable rules and restrictions imposed by us; and
•	restricts our ability, as managing member, to conduct any business other than the management and ownership of JGWPT Holdings, LLC and its subsidiaries, or own any other assets (other than cash or cash equivalents to be used to satisfy liabilities or other assets held on a temporary basis).

Pursuant to the operating agreement of JGWPT Holdings, LLC, each Common Interestholder (other than PGHI Corp.) and its permitted transferees will have the right to exchange JGWPT Common Interests for an equal number of our Class A Shares, and PGHI Corp. and certain of its transferees will have the right to exchange the non-voting JGWPT Common Interests they hold for an equal number of Class C Shares, which are in turn convertible at any time into Class A Shares or, in each case, at the option of JGWPT Holdings, LLC, cash. We have reserved for issuance 13,187,393 Class A Shares and 4,360,623 Class C Shares for exchanges by the Common Interestholders.

Registration Rights Agreement. In connection with our IPO, we entered into a registration rights agreement with all of the Common Interestholders pursuant to which we are required to register the exchange under the federal securities laws of the JGWPT Common Interests held by them for Class A Shares. We have agreed, at our expense, to use our reasonable best efforts to file with the SEC this shelf registration statement providing for the exchange of the JGWPT Common Interests for Class A Shares and the resale of such shares thereafter upon the expiration or earlier termination (if any) of the lock-up agreement between the underwriters of our IPO and each Common Interestholder (other than holders of a de minimis amount of JGWPT Common Interests), subject to any applicable rules and restrictions imposed by us, and to cause and maintain the effectiveness of this shelf registration statement until such time as all JGWPT Common Interests covered by this shelf registration statement have been exchanged. Further, the JLL Holders and other significant Common Interestholders will be entitled to cause us, at our expense, to register the resale of the Class A Shares they will receive upon exchange of their JGWPT Common Interests or upon conversion of their Class C Shares, which we refer to as their “demand” registration rights.

All Common Interestholders (as well as their permitted transferees) will be entitled to exercise “piggyback” rights in connection with any future public underwritten offerings we engage in for our account or for the account of others to whom we have granted registration rights after the expiration or earlier termination (if any) of the lock-up agreements referred to above, subject to pro rata reduction if it is determined that the sale of additional shares would be harmful to the success of the offering. All fees, costs and expenses of underwritten registrations will be borne by us, other than underwriting discounts and selling commissions, which will be borne by each stockholder selling its shares. Our registration obligations will be subject to certain restrictions on, among other things, the frequency of requested registrations, the number of shares to be registered and the duration of these rights.

Tax Receivable Agreement. Common Interestholders may in the future exchange JGWPT Common Interests for Class A Shares or, in the case of PGHI Corp., Class C Shares, on a one-for-one basis or, in each case, at the option of JGWPT Holdings, LLC, cash. JGWPT Holdings, LLC is expected to have in effect an election under Section 754 of the Code, which may result in an adjustment to our share of the tax basis of the assets owned by JGWPT Holdings, LLC at the time of such initial sale of and subsequent exchanges of JGWPT Common Interests. The sale and exchanges may result in increases in our share of the tax basis of the tangible and intangible assets of JGWPT Holdings, LLC that otherwise would not have been available. Any such increases in tax basis are, in turn, anticipated to create incremental tax deductions that would reduce the amount of tax that we would otherwise be required to pay in the future.

In connection with our IPO, we entered into a tax receivable agreement with all Common Interestholders who hold in excess of approximately 1% of the JGWPT Common Interests outstanding immediately prior to our IPO. The tax receivable agreement requires us to pay those Common Interestholders 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax that we actually realize in any tax year beginning with 2013, a covered tax year, from increases in tax basis realized as a result of any future exchanges by Common Interestholders of their JGWPT Common Interests for Class A Shares or Class C Shares (or cash). We expect to benefit from the remaining 15% of cash savings, if any, in income tax that we actually realize during a covered tax year. The cash savings in income tax paid to any such Common Interestholders will reduce the cash that may otherwise be available to us for our operations and to make future distributions to holders of Class A Shares, including the investors in this offering.

For purposes of the tax receivable agreement, cash savings in income tax will be computed by comparing our actual income tax liability for a covered tax year to the amount of such taxes that we would have been required to pay for such covered tax year had there been no increase to our share of the tax basis of the tangible and intangible assets of JGWPT Holdings, LLC as a result of such sale and any such exchanges and had we not entered into the tax receivable agreement. The tax receivable agreement continues until all such tax benefits have been utilized or expired, unless we exercise our right to terminate the tax receivable agreement upon a change of control for an amount based on the remaining payments expected to be made under the tax receivable agreement.

JLL owns a portion of its investment through an existing corporation. In the event we engage in a merger with such corporation in which the shareholders of that corporation receive the Class A Shares directly, we will succeed to certain tax attributes, if any, of such corporation. The tax receivable agreement requires us to pay the shareholders of such corporation for the use of any such attributes in the same manner as payments made for cash savings from increases in tax basis as described above.

The owners of PGHI Corp., including DLJ Merchant Banking Partners IV, L.P. and affiliates of Credit Suisse Group AG, own their investment through PGHI Corp. In the event we engage in a merger with such corporation in which the shareholders of that corporation receive the Class C Shares directly, we will succeed to certain tax attributes, if any, of such corporation. The tax receivable agreement requires us to pay the shareholders of such corporation for the use of any such attributes above a specific amount in the same manner as payments made for cash savings from increases in tax basis as described above.

While the actual amount and timing of any payments under this agreement will vary depending upon a number of factors (including the timing of exchanges, the amount of gain recognized by an exchanging Common Interestholder, the amount and timing of our income and the tax rates in effect at the time any incremental tax deductions resulting from the increase in tax basis are utilized) we expect that the payments that we may make to the Common Interestholders that are parties to the tax receivable agreement could be substantial during the expected term of the tax receivable agreement. We will bear the costs of implementing the provisions of the tax receivable agreement.

Director Designation Agreement. In connection with our IPO, we entered into a Director Designation Agreement with the JLL Holders and PGHI Corp. Under this agreement, the JLL Holders have the right to designate four director designees to our board of directors so long as the JLL Holders own at least 934,488 JGWPT Common Interests and at least 20% of the aggregate number of JGWPT Common Interests held on such date by members of JGWPT Holdings, LLC who were members of JGWPT Holdings, LLC (or its predecessor of the same name) on July 12, 2011, and PGHI Corp. will have the right to designate one director so long as PGHI Corp. (together with its then-current stockholders) or its assignee holds in the aggregate at least 436,104 JGWPT Common Interests. These director designees will be voted upon and possibly elected by our stockholders.

Voting Agreement. In connection with our IPO, the JLL Holders, PGHI Corp., and certain other Common Interestholders entered into a Voting Agreement pursuant to which they agreed to vote all of their Class A Shares (if any) and Class B Shares (if any) in favor of the election to our board of directors of our Chief Executive Officer, four designees of the JLL Holders, and one designee of PGHI Corp. Under the terms of the Voting Agreement, the parties will no longer be obligated to vote in favor of the election of the designee of PGHI Corp. if PGHI Corp. (together with its then-current stockholders) or its assignee holds in the aggregate fewer than 872,136 JGWPT Common Interests. While the parties to the Voting Agreement have agreed to vote their Class A Shares (if any) and Class B Shares (if any) as described above, the agreement will be effective in determining the composition of our board of directors only for so long as the holders parties thereto have the requisite voting power to determine the outcome of such vote. As of March 31, 2014, the Class B Shares held by the parties to the Voting Agreement represent approximately 73.0% of the combined voting power of our common stock.

Voting Trust Agreement. In connection with our IPO, the JLL Holders and certain of the Employee Members entered into a Voting Trust Agreement pursuant to which, subject to the terms and conditions specified therein, such Employee Members deposited their Class B Shares into a voting trust and appointed the JLL Holders, David Miller and Randi Sellari as trustees. Pursuant to the Voting Trust Agreement, all Class B Shares subject to the voting trust will be voted proportionately with the Class A Shares (if any) and Class B Shares (if any) held by the JLL Holders directly or indirectly. As of March 31, 2014, the Class B Shares held by the parties to the Voting Trust Agreement represent approximately 79.2% of the combined voting power of our common stock.

Director Voting Power. Pursuant to our certificate of incorporation, the four directors designated by the JLL Holders are each entitled to cast two votes on each matter presented to our board of directors until the earlier to occur of such time as we cease to be a “controlled company” within the meaning of the NYSE corporate governance standards or such time as the JLL Holders cease to hold, in the aggregate, at least 934,488 JGWPT Common Interests and at least 20% of the aggregate number of JGWPT Common Interests held on such date by members of JGWPT Holdings, LLC who were members of JGWPT Holdings, LLC (or its predecessor of the same name) on July 12, 2011. Thereafter, the four directors designated by the JLL Holders are entitled to each cast one vote on each matter presented to our board of directors. All other directors are each entitled to cast one vote on each matter presented to our board of directors.

EXCHANGES OF JGWPT COMMON INTERESTS FOR CLASS A SHARES;
RESALE OF UNDERLYING CLASS A SHARES

Registration Rights; Shelf Registration Statement

In connection with our IPO, we entered into a registration rights agreement, dated as of November 14, 2014, with substantially all of the Common Interestholders, including the selling stockholders named herein. Pursuant to this agreement, we agreed, among other things, to (a) file with the SEC prior to the expiration of the applicable IPO lock-up periods described below this shelf registration statement registering (i) the issuance to the Common Interestholders of the Class A Shares issuable upon the exchange of the JGWPT Common Interests for Class A Shares by each of them and (ii) the resale by the Common Interestholders of the Class A Shares received upon such exchanges, (b) cause such shelf registration statement to be declared effective by the SEC as soon as practicable thereafter, and (c) maintain the effectiveness of such shelf registration statement until all JGWPT Common Interests included in the registration statement have been sold.

Exchange Procedures

Pursuant to the operating agreement of JGWPT Holdings, LLC, each JGWPT Common Interest is exchangeable for (i) one of our Class A Shares, or, in the case of PGHI Corp., one of our Class C Shares, or (ii) at the option of JGWPT Holdings, LLC cash equal to the market value of one of our Class A Shares or Class C Shares, at any time and from time to time after the expiration or earlier termination (if any) of the lock-up periods described below, subject to any applicable rules and restrictions imposed by us. In connection with our IPO, substantially all of the Common Interestholders entered into lock-up agreements with the underwriters of the IPO pursuant to which they generally agreed not to sell, transfer or otherwise dispose of any JGWPT Common Interests or underlying Class A Shares until after May 7, 2014, which is 180 days after the pricing of our IPO on November 8, 2013. Pursuant to the lock-up agreement of each of the selling stockholders, the lock-up period with respect to one-third of their JGWPT Common Interests (and any underlying Class A Shares) expires on each of February 6, 2014, March 24, 2014 and May 7, 2014. This prospectus relates to the 853,719 Class A Shares issuable to the selling stockholders upon the exchange of the 853,719 JGWPT Common Interests for which the lock-up period expired on February 6, 2014 and the 853,719 Class A Shares issuable to the selling stockholders upon exchange of the 853,719 JGWPT Common Interests in respect of which the lock-up agreements expired on March 24, 2014. The remainder of the outstanding JGWPT Common Interests will continue to be subject to the applicable lock-up periods imposed by the lock-up agreements described above.

To effect an exchange, a Common Interestholder must simultaneously deliver its JGWPT Common Interests to JGWPT Holdings, LLC for cancellation and (other than PGHI Corp.) deliver a corresponding number of Class B Shares to JGWPT Holdings, LLC for redemption by us. Unless JGWPT Holdings, LLC exercises its option to pay cash in lieu of Class A Shares, we will deliver an equivalent number of Class A Shares to JGWPT Holdings, LLC for further delivery to the exchanging holder and receive a corresponding number of newly issued JGWPT Common Interests. The Class B Shares surrendered by the exchanging holder will be redeemed for their $0.00001 value per share and cancelled, and the exchanging holder’s surrendered JGWPT Common Interests will be cancelled by JGWPT Holdings, LLC. As a holder exchanges his JGWPT Common Interests, our percentage of economic ownership of JGWPT Holdings, LLC will be correspondingly increased.

SELLING STOCKHOLDERS

Subject to the applicable lock-up periods described above, the selling stockholders named below may offer to sell from time to time pursuant to this prospectus up to an aggregate of 1,707,438 Class A Shares. The table below describes each selling stockholder’s beneficial ownership of our Class A Shares and Class B Shares (i) as of the date of this prospectus and (ii) assuming each selling stockholder has exchanged all JGWPT Common Interests currently beneficially owned by it that are fully saleable under the lock-up agreement for the equivalent number of Class A Shares and resold all such Class A Shares pursuant to this prospectus.

Each Class A Share is entitled to one vote per share on all matters submitted to a vote of our stockholders. Each Class B Share is entitled to ten votes per share on all matters submitted to a vote of our stockholders. Each holder of JGWPT Common Interests, other than PGHI Corp., was issued a corresponding number of Class B Shares in connection with our IPO. Upon the exchange of JGWPT Common Interests for Class A Shares, the holder must simultaneously deliver a corresponding number of Class B Shares to JGWPT Holdings, LLC for redemption by us. The Class B Shares surrendered by the exchanging holder will be redeemed for their $0.00001 value per share and cancelled.

Information concerning the selling stockholders may change from time to time. Any changes to the information provided below will be set forth in a supplement to this prospectus if and when necessary.

Beneficial Ownership Prior to this Offering(1)						Beneficial Ownership After this Offering(1) (2)
Name and Address of Selling Stockholder(3)	Number of Class A Shares	Number of Class B Shares	Percentage of Class A Shares	Percentage of Class B Shares	Number of Class A Shares that may be sold in this Offering	Number of Class A Shares	Number of Class B Shares	Percentage of Class A Shares	Percentage of Class B Shares
EUGENE DAVIS(4)	2,448	4,896	—	*	4,896	—	2,448	—	*
ALFRED J. DE LEO (DIRECTOR)	2,448	4,896	—	*	4,896	—	2,448	—	*
CANDLEWOOD SPECIAL SITUATIONS FUND L.P (5)	—	527,983	—	4.00%	263,991	—	263,992	—	2.14%
THE ROYAL BANK OF SCOTLAND PLC(6)	112,418	317,835	—	2.41%	271,336	—	158,917	—	1.29%
DLJ MERCHANT BANKING FUNDING, INC.(7)	—	216,192	—	1.64%	108,096	—	108,096	—	*
R3 CAPITAL PARTNERS MASTER, L.P.(8)	—	142,874	—	1.08%	71,437	—	71,437	—	*
BR-FRI SUBSIDIARY, LLC.(9)	—	43,921	—	*	21,961	—	21,960	—	*
FRA SUBSIDIARY, LLC. (8)	—	34,313	—	*	17,157	—	17,156	—	*
JGW RESTRUCTURING HOLDINGS (LONG3), LLC(8)	—	32,315	—	*	16,157	—	16,158	—	*
BLW SUBSIDIARY, LLC (8)	—	28,414	—	*	14,207	—	14,207	—	*
DSU SUBSIDIARY, LLC (8)	—	25,861	—	*	12,931	—	12,930	—	*
BGT SUBSIDIARY, LLC (8)	—	24,561	—	*	12,281	—	12,280	—	*
NOMURA US ATTRACTIVE YIELD CORP FUND	—	35,351	—	*	23,568	—	11,783	—	*
ARK SUBSIDIARY, LLC (8)	—	20,661	—	*	10,330	—	10,331	—	*
WHITEHORSE V (10)	9,752	19,504	—	*	19,504	—	9,752	—	*
JGW RESTRUCTURING HOLDINGS (BSIS V), LLC(8)	—	14,532	—	*	7,266	—	7,266	—	*

Beneficial Ownership Prior to this Offering(1)						Beneficial Ownership After this Offering(1) (2)
Name and Address of Selling Stockholder(3)	Number of Class A Shares	Number of Class B Shares	Percentage of Class A Shares	Percentage of Class B Shares	Number of Class A Shares that may be sold in this Offering	Number of Class A Shares	Number of Class B Shares	Percentage of Class A Shares	Percentage of Class B Shares
CANDLEWOOD CREDIT VALUE FUND II, L.P. (11)	—	13,389	—	*	6,694	—	6,695	—	*
CCVF JGW LLC(11)	—	13,389	—	*	6,694	—	6,695	—	*
OCEAN TRAILS II TAX SUBSIDIARY(12)	6,477	12,955	—	*	12,954	—	6,478	—	*
VENTURE IX CDO LIMITED(13)	6,477	12,955	—	*	12,954	—	6,478	—	*
VENTURE VIII CDO LIMITED(13)	6,477	12,955	—	*	12,954	—	6,478	—	*
OWS II BLOCKER I CORP (14)	4,876	9,752	—	*	9,752	—	4,876	—	*
JGW RESTRUCTURING HOLDINGS (BSIS IV), LLC(8)	—	9,704	—	*	4,852	—	4,852	—	*
JGW RESTRUCTURING HOLDINGS (BSIS), LLC (8)	—	9,704	—	*	4,852	—	4,852	—	*
LATITUDE CLO I(15)	3,251	6,501	—	*	6,501	—	3,250	—	*
LATITUDE CLO II(15)	3,251	6,501	—	*	6,501	—	3,250	—	*
LATITUDE CLO III(15)	3,251	6,501	—	*	6,501	—	3,250	—	*
OCEAN TRAILS CLO III TAX SUBSIDIARY I (12)	3,251	6,501	—	*	6,501	—	3,250	—	*
RESERVOIR MASTER FUND, LP(16)	—	6,501	—	*	3,251	—	3,250	—	*
REGENTS OF UNIVERSITY OF CALIFORNIA	—	7,314	—	*	4,876	—	2,438	—	*
CALPERS	—	6,583	—	*	4,388	—	2,195	—	*
GMAM GROUP PENSION TRUST II(17)	1,638	3,275	—	*	3,276	—	1,637	—	*
JGW RESTRUCTURING HOLDINGS (MAG V), LLC(8)	—	3,251	—	*	1,625	—	1,626	—	*
OWS I BLOCKER I CORP. (14)	1,625	3,251	—	*	3,250	—	1,626	—	*
JEFFERIES LLC(18)	—	31,488	—	*	15,744	—	15,744	—	*
JEFFERIES LEVERAGED CREDIT PRODUCTS LLC(18)	—	1,049	—	*	524	—	525	—	*
STICHTING PENSIONENFONDS HOOGOVENS	—	1,219	—	*	812	—	405	—	*
BELL ATLANTIC MASTER TRUST (19)	—	11,473	—	*	7,648	—	3,825	—	*
CREDIT VALUE MASTER FUND III, L.P. (11)	—	28,967	—	*	19,310	—	9,657	—	*
CREDIT VALUE PARTNERS DISTRESSED DURATION MASTER FUND, LP (11)	—	27,681	—	*	18,452	—	9,229	—	*

(1)	Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Exchange Act. Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to the shares. In calculating the number of shares beneficially owned by each selling stockholder prior to and after this offering, we have based our calculations on 12,033,887 Class A Shares and 13,187,393 Class B Shares, in each case outstanding as of March 31, 2014.

(2)	Assumes the sale of all Class A Shares offered by the selling stockholder pursuant to this prospectus.
(3)	Unless otherwise noted, the address for each beneficial owner listed on the table is 201 King of Prussia Road, Radnor, Suite 501, Pennsylvania 19087-5148.
(4)	Mr. Davis was previously on our board of directors, but resigned from the board on November 5, 2013.
(5)	The address for Candlewood Special Situations Fund L.P. is 777 Third Avenue, Suite 19B, New York, New York 10017.
(6)	The address for Royal Bank of Scotland plc is 600 Washington Boulevard, Stamford, Connecticut 06901.
(7)	The address for DLJ Merchant Banking Funding, Inc. is 11 Madison Avenue, New York, New York 10010.
(8)	The address for these entities is c/o BlackRock Financial Management, 55 East 52nd Street, New York, New York 10055.
(9)	The address for BR-FRI Subsidiary, LLC is c/o BlackRock Advisers, LLC, 55 East 52nd Street, New York, New York 10055.
(10)	The address for Whitehorse V is 200 Crescent Court, Suite 1414, Dallas, Texas 75201.
(11)	The address for these entities is 49 W Putnam Avenue, Greenwich, Connecticut 06830.
(12)	The address for these entities is c/o West Gate Horizons Advisors, 633 West 5th Street, Suite 6600, Los Angeles, California 90071.
(13)	The address for these entities is 12 E. 49th Street, 29th Floor, New York, New York 10017.
(14)	The address for these entities is Corporation Trust Center, 1029 Orange Street, Wilmington, Delaware 19801.
(15)	The address for these entities is 1850 Gateway Drive, Suite 650, San Mateo, California 94404.
(16)	The address for Reservoir Master Fund, LP is c/o Reservoir Capital Group, L.L.C., 650 Madison Avenue, New York, New York 10022.
(17)	The address for GMAM Group Pension Trust II is 1345 Avenue of the Americas, 20th Floor, New York, New York 10105.
(18)	The address for these entities is One Station Place, Three North, Stamford, Connecticut 06902.
(19)	The address for Bell Atlantic Master Trust is 295 N. Maple Avenue, Basking Ridge, New Jersey 07920.

USE OF PROCEEDS

We will not receive any cash proceeds from the issuance of Class A Shares upon the exchange of JGWPT Common Interests by the selling stockholders or from the sale by the selling stockholders of any such Class A Shares pursuant to this prospectus.

MARKET PRICE FOR COMMON STOCK

Our Class A Shares have traded on the NYSE under the symbol “JGW” since the date of our IPO on November 8, 2013. Before then, there was no public market for our Class A Shares. The following table sets forth the high and low sales prices per share of our Class A Shares as reported by the New York Stock Exchange from November 8, 2013 through our fiscal year end on December 31, 2013. On March 31, 2014, the closing price of our Class A Shares was reported by the NYSE as $18.26. On March 31, 2014, there were approximately 17 holders of record of our Class A Shares and 136 holders of record of our Class B Shares.

Fiscal 2013	Low	High
Fourth Quarter	$12.82	$17.46

DIVIDEND POLICY

The declaration and payment of future dividends to holders of Class A Shares and Class C Shares will be at the discretion of our board of directors and will depend on many factors, including our financial condition, earnings, legal requirements, restrictions in our debt agreements and other factors our board of directors deems relevant. Except in respect of any tax distributions we receive from JGWPT Holdings, LLC, if JGWPT Holdings, LLC makes a distribution to its members, including us, we will be required to make a corresponding distribution to each of our holders of Class A Shares and Class C Shares.

MANAGEMENT

Our Directors and Executive Officers

The following table sets forth certain information as of February 4, 2014, concerning our directors and executive officers.

Name	Age*	Position(s)
David Miller	54	Chief Executive Officer, Chairman and Director*
Randi Sellari	48	President and Chief Operating Officer
Stefano Sola	43	Executive Vice President and Chief Investment Officer
Stephen Kirkwood	43	Executive Vice President, General Counsel and Corporate Secretary
John Schwab	46	Executive Vice President and Chief Financial Officer
Alexander R. Castaldi	63	Director*
Robert C. Griffin	65	Director**†
Kevin Hammond	32	Director*
Paul S. Levy	65	Director*
William J. Morgan	67	Director***†
Robert N. Pomroy	52	Director*
Francisco J. Rodriguez	41	Director*

*	Appointed as a director on June 21, 2013.
**	Appointed as a director on October 25, 2013.
***	Appointed as a director on February 3, 2014.
†	Our board of directors has affirmatively determined that this director is independent pursuant to applicable NYSE corporate governance rules.

David Miller, Chief Executive Officer, Chairman and Director. Mr. Miller serves as our Chief Executive Officer and Chairman. Prior to joining us in January 2009, he was Executive Vice-President responsible for Ace Group’s International Accident and Health Insurance Business. Prior to his employment at Ace Group. Mr. Miller was President and CEO of Kemper Auto and Home Insurance, a joint venture between Mr. Miller and Kemper Insurance Company. Before Kemper Auto and Home Insurance, Mr. Miller was COO of Providian Direct Insurance. Mr. Miller began his insurance career with Progressive Insurance where he held various positions over his seven-year career including Division Controller, Senior Product Manager and National Customer Manager. Mr. Miller has a BSEE in electrical engineering from Duke University and a MBA in Finance from The Wharton School of the University of Pennsylvania. Since 2013, Mr. Miller has served on the Board of Ellington Residential Mortgage REIT, a publicly traded REIT listed on NYSE. He was previously a member of the New York Stock Exchange. On May 7, 2009, J.G. Wentworth, LLC, J.G. Wentworth, Inc., and JGW Holdco, LLC filed for protection under Chapter 11 of the United States Bankruptcy Code. At the time of such filing, Mr. Miller was a director and executive officer of J.G. Wentworth, LLC and J.G. Wentworth, Inc.

Mr. Miller’s experience described above, including his knowledge and leadership of our company, his extensive background in the financial services industry and his management experience, provides him with the qualifications and skills to serve as a director on our board.

Randi Sellari, President & Chief Operating Officer. Ms. Sellari serves as our President and Chief Operating Officer. Previously, Ms. Sellari served as our Chief Financial Officer and as an officer beginning in 2005 and prior to that time was an officer of J.G. Wentworth Management Company, Inc. since January 1999. Prior to holding such position, she was a senior accountant for J.G. Wentworth Management Company and supervised its servicing department. Ms. Sellari, before working for J.G. Wentworth Management Company, Inc., was a tax associate at Coopers & Lybrand in Philadelphia. Ms. Sellari graduated Drexel University with a B.S. in Business Administration and is licensed in Pennsylvania as a certified public accountant. On May 7, 2009, J.G. Wentworth, LLC, J.G. Wentworth, Inc., and JGW Holdco, LLC filed for protection under Chapter 11 of the United States Bankruptcy Code. At the time of such filing, Ms. Sellari was an executive officer of J.G Wentworth, LLC and J.G. Wentworth, and J.G. Wentworth, Inc.

Stefano Sola, Executive Vice President and Chief Investment Officer. Mr. Sola serves as our Executive Vice President and Chief Investment Officer. As Chief Investment Officer, Mr. Sola is responsible for the development and implementation of the financing and, capital markets platform and new funding sources across all product lines. He joined us in October 2009 from Swiss Re Capital Markets Corp. in New York where he served as Managing Director in the insurance-linked securities group. Prior to that, Mr. Sola focused on the origination and distribution of structured products and debt instruments at Natixis in New York for two years and Bear Stearns in London for seven years. During his final years at Bear Stearns, Mr. Sola set up and was head of the European Office for Bear Stearns Asset Management. Mr. Sola started his career with Deutsche Bank in London in the equity capital markets department. Since 2013, Mr. Sola has served on the Board of Pure Life Renal, LLC. Mr. Sola graduated with a B.A. from the American College in London specializing in Finance & Management.

Stephen Kirkwood, Executive Vice President, General Counsel and Corporate Secretary. Mr. Kirkwood serves as our Executive Vice President, General Counsel and Corporate Secretary. He joined the Peachtree family of companies in March 1999. Mr. Kirkwood was responsible for the legal matters involving or relating to the Peachtree family of companies, and since the merger with Peachtree companies in July 2011, Mr. Kirkwood has continued to manage legal matters for us. He graduated from Union College in 1992 with a Bachelor of Science degree and received his law degree from Albany Law School.

John Schwab, Executive Vice President and Chief Financial Officer. Mr. Schwab serves as our Executive Vice President and Chief Financial Officer. Prior to joining us in April 2013, he served in various capacities since 2004 for Expert Global Solutions, Inc. (formerly NCO Group, Inc.) including Executive Vice President and Chief Financial Officer. Expert Global Solutions, Inc. is a business process outsourcing company operating in 12 countries with over 40,000 employees. Prior to his employment at Expert Global Solutions, Inc., Mr. Schwab was the Chief Financial Officer of RMH Teleservices, a publicly traded teleservices company and Inrange Technologies Corp. Mr. Schwab spent eleven years at Arthur Andersen, most recently as a Senior Manager, and was a certified public accountant. Mr. Schwab graduated from LaSalle University with a BS in Business Administration.

Alexander R. Castaldi, Director. Mr. Castaldi is a Managing Director of JLL, which he joined in 2003, and was previously a chief financial officer of three management buyouts. He was most recently Executive Vice President, Chief Financial Officer and Administration Officer of Remington Products Company. Previously, Mr. Castaldi was Vice President and Chief Financial Officer at Uniroyal Chemical Company. From 1990 until 1995, he was Senior Vice President and Chief Financial Officer at Kendall International, Inc. During the 1980s, Mr. Castaldi was also Vice President, Controller of Duracell, Inc. and Uniroyal, Inc. Mr. Castaldi serves as a director of several companies, including Medical Card System, Inc., PGT, Inc., Netspend Holdings, Inc., and Education Affiliates, Inc. From 2004 to February 2006, Mr. Castaldi served as a director of Builders FirstSource, Inc. On May 7, 2009, J.G. Wentworth, LLC, J.G. Wentworth, Inc., and JGW Holdco, LLC filed for protection under Chapter 11 of the United States Bankruptcy Code. At the time of such filing, Mr. Castaldi was a director of J.G. Wentworth, LLC and J.G. Wentworth, Inc.

Mr. Castaldi’s experience described above, including his knowledge of our company, his background in structured finance and securitizations, his management experience and his experience as a director, provides him with the qualifications and skills to serve as a director on our board.

Robert C. Griffin, Director. Mr. Griffin was Head of Investment Banking, Americas and a member of the Management Committee of Barclays Capital from June 2000 to March 2002. Prior to joining Barclays Capital, Mr. Griffin was a member of the Executive Committee for the Montgomery Division of Banc of America Securities and held a number of positions with Bank of America, including Group Executive Vice President and Head of Global Debt Capital Raising and as a Senior Management Council Member. Mr. Griffin currently serves on the boards of GSE Holding, Inc., Builders FirstSource, Inc. and Commercial Vehicle Group, Inc. and previously served on the board of Sunair Services Corporation, all of which are public companies.

Mr. Griffin’s experience described above, including his broad experience in the financial and investment world and his service on other public company boards, provides him with the qualifications and skills to serve as a director on our board.

Kevin Hammond, Director. Mr. Hammond is a Managing Director of JLL, which he joined in 2004. Prior to joining JLL, Mr. Hammond was an Analyst at Greenhill & Co., LLC. Mr. Hammond holds a B.S. degree from the University of Virginia.

Mr. Hammond’s experience described above, including his knowledge of our company and his background in finance, provides him with the qualifications and skills to serve as a director on our board.

Paul S. Levy, Director. Mr. Levy is a Managing Director of JLL, which he founded in 1988. In the last five years, he has served on the boards of the following public companies, on which he currently remains: Patheon, Inc., PGT, Inc., IASIS Healthcare, LLC and Builders FirstSource, Inc. On May 7, 2009, J.G. Wentworth, LLC, J.G. Wentworth, Inc., and JGW Holdco, LLC filed for protection under Chapter 11 of the United States Bankruptcy Code. At the time of such filing, Mr. Levy was a director of J.G. Wentworth, LLC and J.G. Wentworth, Inc.

Mr. Levy’s experience described above, including his knowledge of our company and his experience as a director of other public companies, provides him with the qualifications and skills to serve as a director on our board.

William J. Morgan, Director. Mr. Morgan is a retired partner of the accounting firm KPMG LLP, or KPMG, where he served clients in the industrial and consumer market practices. From 2004 until 2006, he was the Chairman of KPMG's Audit Quality Council and, from 2002 until 2006, he was a member of its Independence Disciplinary Committee. Mr. Morgan was the Lead Partner for the Chairman's 25 Partner Leadership Development Program, and continued through 2009 to provide services to KPMG as an independent consultant to its leadership development group and as Dean of the then current Chairman's 25 Partner Leadership Development Program. He previously served as the Managing Partner of the Stamford, Connecticut office and as a member of the board of directors for KPMG LLP and KPMG Americas. Mr. Morgan is a member of the board of directors of PGT, Inc., including the Audit Committee of PGT, Inc. He is also a member of the board of directors of Barnes Group, Inc. and is the Lead Director and Chairman of its Audit Committee and is also a member of the Executive and Corporate Governance Committees.

Mr. Morgan's experience described above, including his accountancy background and his leadership experience in other companies, provides him with the qualifications and skills to serve as a director on our board.

Robert N. Pomroy, Director. Mr. Pomroy is a Managing Director of Credit Suisse in the Private Banking & Wealth Management division, based in New York. He is the Global Operating Partner for DLJ Merchant Banking. Mr. Pomroy joined Credit Suisse in 2004 from Mercer Management Consulting, where he served as Head of North American Private Equity and M&A and Senior Partner in the Financial Services practice. Mr. Pomroy holds a B.S. degree in Commerce from the University of Virginia and a Masters in Business Administration from Harvard Business School.

Mr. Pomroy’s experience described above, including his background in finance and his leadership experience in other public companies, provides him with the qualifications and skills to serve as a director on our board.

Francisco J. Rodriguez, Director. Mr. Rodriguez has served as a member of Netspend Holdings, Inc.’s Board of Directors since July 2008. Mr. Rodriguez is a Managing Director of JLL, which he joined in 1995. Prior to joining JLL, Mr. Rodriguez was a member of the merchant banking group at Donaldson, Lufkin & Jenrette Securities Corporation. Mr. Rodriguez also serves as a director of several companies, including Education Affiliates, Inc., FC Holdings, Inc., Ross Education, LLC and NetSpend Holdings, Inc. Mr. Rodriguez holds a B.S. degree from the University of Pennsylvania Wharton School. On May 7, 2009, J.G. Wentworth, LLC, J.G. Wentworth, Inc., and JGW Holdco, LLC filed for protection under Chapter 11 of the United States Bankruptcy Code. At the time of such filing, Mr. Rodriguez was a director of J.G. Wentworth, LLC and J.G. Wentworth, Inc.

Mr. Rodriguez’s experience described above, including his knowledge of our company, his background in finance and his experience as a director of other companies, provides him with the qualifications and skills to serve as a director on our board.

Board Composition and Election of Directors

Our certificate of incorporation provides that our board of directors will consist of not less than three directors nor more than eleven directors. The exact number of members on our board of directors will be determined from time to time by our board of directors. Our board of directors will be divided into three classes, with each director serving a three-year term and one class being elected at each year’s annual meeting of stockholders.

In connection with our IPO, we entered into a Director Designation Agreement with the JLL Holders and PGHI Corp. Under this agreement, the JLL Holders have the right to designate four director designees to our board of directors so long as the JLL Holders own at least 934,488 JGWPT Common Interests or at least 20% of the aggregate number of JGWPT Common Interests then held by members of JGWPT Holdings, LLC who were members of

JGWPT Holdings, LLC (or its predecessor of the same name) on July 12, 2011, and PGHI Corp. has the right to designate one director so long as PGHI Corp. (together with its then-current stockholders) or its assignee holds in the aggregate no fewer than 436,104 JGWPT Common Interests.

In connection with our IPO, the JLL Holders, PGHI Corp. and certain other Common Interestholders entered into a Voting Agreement pursuant to which they agreed to vote all of their Class A Shares (if any) and Class B Shares (if any) in favor of the election to our board of directors of our Chief Executive Officer, four designees of the JLL Holders, and one designee of PGHI Corp. Under the terms of the Voting Agreement, the parties are no longer obligated to vote in favor of the election of the designee of PGHI Corp. if PGHI Corp. (together with its then-current stockholders) holds in the aggregate fewer than 872,136 JGWPT Common Interests. By virtue of the Voting Trust Agreement described below, the JLL Holders, David Miller, and Randi Sellari are entitled to vote all Class B Shares held by certain of the Employee Members, representing, together with the Class B Shares held by the JLL Holders, 76.3% of the combined voting power of our common stock, in favor of the election to our board of directors of the foregoing board designees. While the parties to the Voting Agreement have agreed to vote their Class A Shares (if any) and Class B Shares (if any) as described above, the agreement will be effective in determining the composition of our board of directors only for so long as the holders parties thereto have the requisite voting power to determine the outcome of such vote.

Pursuant to our certificate of incorporation, the four directors designated by the JLL Holders are each entitled to cast two votes on each matter presented to the board of directors until the earlier to occur of such time as we cease to be a “controlled company” within the meaning of the corporate governance standards of the New York Stock Exchange or such time as the JLL Holders cease to hold, in the aggregate, at least 934,488 JGWPT Common Interests and at least 20% of the aggregate number of JGWPT Common Interests held on such date by members of JGWPT Holdings, LLC who were members of JGWPT Holdings, LLC (or its predecessor of the same name) on July 12, 2011. Thereafter the four directors designated by the JLL Holders will be entitled to each cast one vote on each matter presented to the board of directors. All other directors will each be entitled to cast one vote on each matter presented to the board of directors.

Our certificate of incorporation provides that directors may only be removed for cause by the holders of 2∕3 of the voting power of our then outstanding stock voting as a single class at a meeting of stockholders. The certificate will also provide that, if a director is removed or if a vacancy occurs due to either an increase in the size of the board or the death, resignation, disqualification or other cause, the vacancy will be filled solely by the affirmative vote of a majority of the remaining directors then in office, even if less than a quorum remain.

We have availed ourselves of the “controlled company” exception under the NYSE rules because more than 50% of the voting power of our common stock is held by the JLL Holders, PGHI Corp. and certain other Common Interestholders each of which has agreed to vote their shares together pursuant the Voting Agreement. The “controlled company” exception eliminates the requirements that we have (a) a majority of independent directors on our board and (b) compensation and nominating/corporate governance committees composed entirely of independent directors, as independence is defined in Rule 10A-3 of the Exchange Act and under the listing standards. The “controlled company” exception does not modify the independence requirements for the audit committee, and we intend to comply with the requirements of Sarbanes-Oxley and the NYSE. We are required to have an audit committee with at least one independent director during the 90-day period beginning on the date of effectiveness of the registration statement filed with the SEC in connection with our IPO. After this 90-day period and until one year from the date of effectiveness of that registration statement, we will be required to have a majority of independent directors on our audit committee. Thereafter, we will be required to have an audit committee comprised entirely of independent directors. See “Management—Directors and Executive Officers.” If at any time we cease to be a “controlled company” under the NYSE rules, our board of directors will take all action necessary to comply with the applicable NYSE rules, including appointing a majority of independent directors to our board of directors and establishing certain committees composed entirely of independent directors, subject to a permitted “phase-in” period.

Board Committees

Our board of directors has established standing committees in connection with the discharge of its responsibilities. These committees include an Audit and Compliance Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. Our board of directors has adopted written charters for each of these committees. Copies of the charters are available on our website. Our board of directors may establish other committees as it deems necessary or appropriate from time to time.

Audit and Compliance Committee

Our Audit and Compliance Committee consists of Robert Griffin (qualified Audit Committee Financial Expert and Chairman), William Morgan (qualified Audit Committee Financial Expert) and Alexander Castaldi. The functions of our Audit and Compliance Committee, among other things, include:

•	reviewing our financial statements, including any significant financial items and/or changes in accounting policies, with our senior management and independent registered public accounting firm;
•	reviewing our financial risk and control procedures, compliance programs and significant tax, legal and regulatory matters;
•	appointing and determining the compensation for our independent auditors;
•	establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters; and
•	reviewing and overseeing our independent registered public accounting firm.

Our board of directors has determined that Robert Griffin and William Morgan both qualify as an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K and that both are independent as independence is defined in Rule 10A-3 of the Exchange Act and under the NYSE listing standards. As discussed above under the caption “Board Composition and Election of Directors,” the Audit and Compliance Committee will consist of all independent directors by the first anniversary of our listing, consistent with the NYSE listing standards.

Compensation Committee

Our Compensation Committee consists of Alexander Castaldi (Chairman) and Frank Rodriguez. The functions of our Compensation Committee, among other things, include:

•	reviewing and approving corporate goals and objectives relevant to the compensation of our executive officers, evaluating the performance of these executives in light of those goals and objectives and, based on that evaluation, determining the compensation of our chief executive officer and making recommendations to the board of directors regarding the compensation of our other executive officers;
•	reviewing director compensation;
•	reviewing overall compensation programs and recommending that the board of directors amend these plans if the Compensation Committee deems it appropriate; and
•	administering our incentive compensation and equity-based plans.

In order to comply with certain SEC and tax law requirements, our compensation committee (or a subcommittee of the compensation committee) must consist of at least two directors that qualify as “non employee directors” for the purposes of Rule 16b-3 under the Exchange Act and satisfy the requirements of an “outside director” for purposes of Section 162(m) of the Code.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee consists of Alexander Castaldi (Chairman), Frank Rodriguez and David Miller. The functions of our Nominating and Corporate Governance Committee, among other things, include:

•	identifying individuals qualified to become board members and recommending director nominees and board members for committee membership;
•	developing and recommending to our board corporate governance guidelines; and
•	overseeing the evaluation of our board of directors and its committees and management.

Risk Oversight

Our board of directors oversee a company-wide approach to risk management that is carried out by management. Our board of directors determine the appropriate risk for us generally, assess the specific risks faced by us and review the steps taken by management to manage those risks. While our board of directors maintain the ultimate oversight responsibility for the risk management process, its committees oversee risk in certain specified areas.

Additionally, our Compensation Committee is responsible for overseeing the management of risks relating to our executive compensation plans and arrangements, and the incentives created by the compensation awards it administers. Our Audit and Compliance Committee oversees management of enterprise risks and financial risks, as well as potential conflicts of interests. Our Nominating and Corporate Governance Committee is responsible for overseeing the management of risks associated with the independence of our board of directors.

Compensation Committee Interlocks and Insider Participation

None of the members of our Compensation Committee have ever been an officer or employee of us. None of our executive officers have served as a member of the board of directors, compensation committee or other board committee performing equivalent functions of any entity that has one or more executive officers serving as one of our directors or on our Compensation Committee.

Code of Business Conduct and Ethics

Our board of directors has adopted a code of business conduct and ethics that applies to our directors, officers and employees. A copy of this code is available on our website. Any amendments to the code, or any waivers of its requirements, will be disclosed on our website.

Corporate Governance Guidelines

Our board of directors have adopted corporate governance guidelines to assist our board of directors in the exercise of its fiduciary duties and responsibilities to us and to promote the effective functioning of our board of directors and its committees. Our corporate governance guidelines cover, among other topics:

•	director independence and qualification requirements;
•	board leadership and executive sessions;
•	limitations on other board and committee service;
•	director responsibilities;
•	director compensation;
•	director orientation and continuing education;
•	board and committee resources, including access to officers and employees;
•	succession planning; and
•	board and committee self evaluations.

A copy of our corporate governance guidelines is available on our website. Any amendments to the guidelines will be disclosed on our website.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors pursuant to which we have agreed to indemnify each director against: (i) expenses, judgments, and settlements paid in connection with third-party claims; and (ii) expenses and settlements paid in connection with claims in our right, in each case provided that the director acted in good faith. In addition, we have agreed to indemnify each director to the fullest extent permitted by law against all expenses, judgments, and amounts paid in settlement unless the director’s conduct constituted a breach of his or her duty of loyalty to our stockholders. Subject to the director’s obligation to repay us in the event that he or she is not entitled to such indemnification, we will repay the expenses of the director prior to a final determination as to whether the director is entitled to indemnification.

Executive Compensation

Introduction

Our named executive officers for the year ended December 31, 2013, which consist of our Chief Executive Officer and our two other most highly compensated executive officers who were serving as executive officers as of December 31, 2013, are as follows:

•	David Miller, our Chief Executive Officer;

•	Randi A. Sellari, our President and Chief Operating Officer; and

•	John Schwab, our Executive Vice President and Chief Financial Officer.

2013 Summary Compensation Table

The following table summarizes the total compensation paid to or earned by each of our named executive officers for services rendered during the last two fiscal years.

Name and Principal Position	Year	Salary ($)	Option Awards ($)(1)	Stock Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(4)	Total ($)
David Miller Chief Executive Officer	2013	593,136	153,261	0	593,801	76,846	1,417,044
	2012	565,096	0	485,800	753,435	77,646	1,881,977
Randi A. Sellari President and Chief Operating Officer	2013	569,306	114,949	0	569,944	75,597	1,329,796
	2012	542,717	0	371,700	712,785	78,426	1,705,628
John Schwab Executive Vice President and Chief Financial Officer(5)	2013	276,923	476,000	999,000	300,000	6,154	2,058,077

(1)	Amounts represent the aggregate grant date fair value of options to purchase Class A Shares granted in connection with our IPO in 2013, calculated in accordance with FASB ASC Topic 718. The assumptions used in the valuation are discussed in Note 3 to our audited consolidated financial statements in our Annual Report on Form 10-K for the year ended December 31, 2013.
(2)	The amounts represent the aggregate grant date fair value of Class B management interests in JGWPT Holdings, LLC, or the Class B Management Interests, granted to Mr. Schwab upon his commencement of employment in 2013 and to Mr. Miller and Ms. Sellari in 2012, calculated in accordance with FASB ASC Topic 718. The assumptions used in the valuation are discussed in Note 3 to our audited consolidated financial statements in our Annual Report on Form 10-K for the year ended December 31, 2013.
(3)	The amounts represent the annual performance-based cash bonuses paid to our named executive officers with respect to 2013, which were paid in March 2014. For more information relating to our 2013 annual cash incentive program, see the section entitled “Overview of Our 2013 Executive Compensation Program—Elements of Compensation—Annual Cash Incentive Bonus,” below.
(4)	Amounts represent (1) for Mr. Miller a $19,846 automobile allowance, a $12,000 club allowance, a $35,000 allowance to purchase life insurance and a 401(k) plan matching contribution of $10,000; (2) for Ms. Sellari, a $19,846 automobile allowance, a $12,000 club allowance, a $35,000 allowance to purchase life insurance and a 401(k) plan matching contribution of $8,751; and (3) for Mr. Schwab, a 401(k) plan matching contribution.
(5)	Mr. Schwab commenced employment as our Executive Vice President and Chief Financial Officer in April 2013.

Overview of Our Executive Compensation Program

Elements of Compensation

Each of the named executive officers was provided with the following primary elements of compensation in 2013:

Base Salary. Each named executive officer received a fixed base salary in an amount determined in accordance with the executive’s employment agreement or offer letter and based on a number of factors, including:

•	The nature, responsibilities and duties of the officer’s position;
•	The officer’s expertise, demonstrated leadership ability and prior performance;

•	The officer’s salary history and total compensation, including annual cash bonuses and long-term incentive compensation; and
•	The competitiveness of the market for the officer’s services.

Each named executive officer’s base salary for 2013 is listed in the “2013 Summary Compensation Table,” above.

Annual Cash Incentive Bonus. Each named executive officer was eligible to earn a cash incentive in 2013. The incentives for Messrs. Miller and Schwab and Ms. Sellari were based on the achievement of financial and other performance measures relating to 2013. As described below in “Employment Arrangements with Named Executive Officers,” each officer was eligible to receive a specified amount upon achievement of the applicable objectives. In addition, each officer’s bonus is eligible for adjustment from the amount earned based on achievement of the specified objectives to reflect additional relevant factors, including the officer’s individual performance during the year.

The amounts of these bonuses are included in the “Non-Equity Incentive Plan” column of the “Summary Compensation Table for 2013” above.

Stock Option Grants. In connection with our IPO, we made a grant of stock options to each of our named executive officers in consideration of the Class B Management Interests of JGWPT Holdings LLC that were cancelled when we implemented our current structure in preparation for the IPO. Each of these stock options entitles the holder to purchase a specified number of Class A Shares in accordance with all of the terms and conditions of the JGWPT Holdings Inc. 2013 Omnibus Incentive Plan. These stock options will vest and become exercisable in equal 20% installments on November 7 of each of 2014, 2015, 2016, 2017 and 2018, generally subject to the holder’s continued employment with us through the applicable vesting date.

The number of Class A Shares subject to each stock option granted to the named executive officers is listed in the “Outstanding Equity Awards at Fiscal Year End for 2013” table, below.

Other Benefits. In 2013, Mr. Miller and Ms. Sellari were provided with certain limited additional fringe benefits that we believe are commonly provided to similarly situated executives in the market in which we compete for talent and therefore are important to our ability to attract and retain top level executive management. As described in more detail below in the section entitled “Employment Agreements with Named Executive Officers,” these benefits include a monthly automobile and club membership allowance and an annual cash payment to purchase life insurance. The amounts paid to Mr. Miller and Ms. Sellari in 2013 respect of these benefits is reflected above in the “2013 Summary Compensation Table” under the “All Other Compensation” heading. Mr. Schwab is not entitled to receive these benefits.

Retirement and Employee Benefits. All employees are eligible to participate in broad-based and comprehensive employee benefit programs, including medical, dental, vision, life and disability insurance and a 401(k) plan with matching contributions. Our named executive officers are eligible to participate in these plans on the same basis as our other employees. We do not sponsor or maintain any deferred compensation or supplemental retirement plans in addition to our 401(k) plan. The 401(k) plan matching contributions provided to our named executive officers in 2013 are reflected above in the “2013 Summary Compensation Table” under the “All Other Compensation” heading.

Grant of Class B Management Interests to Mr. Schwab

We made a grant of Class B Management Interests (commonly referred to as profits interests) to Mr. Schwab upon his commencement of employment with us in 2013. We did not make any other grants of Class B Management Interests to our named executive officers in 2013. All of our Class B Management Interests, including those granted to Mr. Schwab, were converted into JGWPT Common Interests (with a corresponding equal number of Class B Shares) in connection with our IPO in a manner that reflected the percentage of JGWPT Holdings, LLC that was owned by the Class B Management Interest holders, taking into account their distribution entitlement and the fair value of JGWPT Holdings, LLC based on the offering price.

The JGWPT Common Interests held by Mr. Schwab, as converted from the Class B Management Interests that were originally granted to him, are subject to forfeiture restrictions that lapse in equal 20% installments over a five-year period, subject to his continued employment. More information relating to these interests is included in the “Outstanding Equity Awards at Fiscal Year End for 2013” table, below.

Employment Agreements with Named Executive Officers

Each of our named executive officers is a party to a written employment arrangement. The material terms of each of those arrangements is described below. For a description of the compensation actually paid to the named executive officers for 2013, please refer to the “2013 Summary Compensation Table,” above.

Employment Agreement with David Miller

Mr. Miller and J.G. Wentworth, LLC entered into an employment agreement on November 1, 2010, which was subsequently amended on March 11, 2013. Mr. Miller’s agreement provides that he will serve as Chief Executive Officer under the agreement for an initial period that began on November 1, 2010 and ended on November 1, 2012, and for subsequent one-year periods thereafter unless his employment is terminated or either party provides at least 90 days’ advance notice of non-renewal prior to the end of the applicable period.

Pursuant to the agreement, Mr. Miller is entitled to an initial annual base salary of $450,000, subject to increase, and is eligible to receive an annual cash bonus with a target amount of 100% of his then-current base salary (maximum of 200%) based on the achievement of annual performance objectives and other conditions which are described in more detail in the section entitled “Overview of Our Executive Compensation Program – Elements of Compensation – Annual Cash Incentive Bonus,” above. The agreement also provides that Mr. Miller is eligible to receive equity compensation awards and to receive fringe benefits provided to other senior executive officers generally, including a $1,500 monthly automobile allowance (increased annually based on the Consumer Price Index), a $1,000 monthly club allowance and a $35,000 annual cash allowance to purchase life insurance of his choice. Mr. Miller is also eligible to receive employee health and welfare benefits as are provided to senior executive officers generally.

The agreement provides that if Mr. Miller’s employment is terminated by the employer without “cause” (as defined in the agreement) or by Mr. Miller for “good reason” (as described below), and Mr. Miller executes a general release of claims, then he will receive (i) continued base salary and health and welfare benefits for 24 months following the date of termination and (ii) a pro-rated annual incentive bonus for the year of termination, payable when, as and if such bonuses are paid to senior executives with respect to the year of termination. For purposes of the agreement, “good reason” means, in summary, (a) Mr. Miller’s removal as Chief Executive Officer, (b) a material reduction his duties or responsibilities or the assignment to him of duties or responsibilities that are inconsistent with his position, including reporting to anyone other than the board of directors or a committee thereof, (c) a reduction of his base salary, (d) relocation of his office by more than 40 miles or (e) a material breach of the agreement by J.G. Wentworth, LLC that is not cured within 30 days.

The agreement also provides that during Mr. Miller’s employment and for the one-year period following termination of his employment for any reason, Mr. Miller will not compete with, or solicit any vendors, customers, suppliers, employees, consultants or agents of, J.G. Wentworth, LLC or certain related entities. The agreement further provides that Mr. Miller may not disclose any proprietary, trade secret or confidential information involving J.G. Wentworth, LLC and certain related entities and will assign all applicable intellectual property rights to them.

Employment Agreement with Randi A. Sellari

Ms. Sellari entered into an employment agreement with J.G. Wentworth, LLC on July 23, 2007. Ms. Sellari’s agreement provides that she will serve as President and Chief Operating Officer under the agreement for an initial period that began on July 23, 2007 and ended on July 23, 2010, and for subsequent one-year periods thereafter unless her employment is terminated or either party provides at least 90 days’ advance notice of non-renewal prior to the end of the applicable period.

Pursuant to the agreement, Ms. Sellari is entitled to an initial annual base salary of $425,000, subject to increase, and is eligible to receive an annual cash bonus with a target amount of 100% of her then-current base salary based on the achievement of annual performance objectives and other conditions which are described in more detail in the section entitled “Overview of Our Executive Compensation Program—Elements of Compensation—Annual Cash Incentive Bonus,” above. The agreement further provides that Ms. Sellari is entitled to receive fringe benefits that are no less favorable than those provided to similarly situated executives, including a $1,500 monthly automobile allowance (increased annually based on the Consumer Price Index) and a $1,000 monthly club allowance. Ms. Sellari is also eligible to receive a $35,000 annual cash allowance to purchase life insurance of her choice. In addition, Ms. Sellari is eligible to receive employee health and welfare benefits as are provided to senior executive officers generally.

The agreement provides that if Ms. Sellari’s employment is terminated by the employer without “cause” (as defined in the agreement) or by Ms. Sellari for “good reason” (as described below), and Ms. Sellari executes a general release of claims, then she will receive (i) continued base salary and health, welfare and fringe benefits for 36 months following the date of termination and (ii) a pro-rated annual incentive bonus for the year of termination, payable when, as and if such bonuses are paid to senior executives with respect to the year of termination. In addition, if Ms. Sellari’s employment is terminated by the employer without cause or if certain corporate transactions occur, then any stock options referenced in the prior paragraph will vest in full. For purposes of the agreement, “good reason” means, in summary, (a) relocation of Ms. Sellari’s office by more than 10 miles or (b) a material breach of the agreement by J.G. Wentworth, LLC that is not cured within 30 days.

The agreement also provides that during Ms. Sellari’s employment and for the three-year period following termination of her employment for any reason, Ms. Sellari will not compete with, or solicit any vendors, customers, suppliers, employees, consultants or agents of, J.G. Wentworth, LLC or certain related entities. The agreement further provides that Ms. Sellari may not disclose any proprietary, trade secret or confidential information involving J.G. Wentworth, LLC and certain related entities and will assign all applicable intellectual property rights to them.

Employment Arrangements with John Schwab

Mr. Schwab entered into an offer letter with JGWPT Holdings, LLC on March 26, 2013, pursuant to which he serves as our Chief Financial Officer. The letter provides that Mr. Schwab is entitled to receive an initial annual base salary of $400,000, subject to periodic reviews, and is eligible to receive an annual cash bonus of up to 75% of his then-current base salary (pro-rated for 2013) based on the achievement of annual performance objectives and other conditions which are described in more detail in the section entitled “Overview of Our 2013 Executive Compensation Program—Elements of Compensation—Annual Cash Incentive Bonus,” above. In addition, the letter provides that Mr. Schwab was eligible to receive an equity grant of 150,000 Class B-1a management interests, subject to board approval of the grant and a governing equity plan document.

Mr. Schwab entered into a separate severance letter with JGWPT Holdings, LLC on March 26, 2013. The severance letter provides that if Mr. Schwab’s employment is involuntarily terminated for any reason other than “cause” (which includes, but is not limited to, acts such as theft and fraud), he will receive continued base salary for 52 weeks and a pro-rated bonus for the year of termination, in each case subject to his execution of a general release of claims.

Outstanding Equity Awards at Fiscal Year End for 2013

The following table sets forth certain information regarding outstanding equity awards held by each of our named executive officers as of December 31, 2013:

	Option Awards				Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable(1)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(2)	Market Value of Shares or Units of Stock That Have Not Vested ($)(3)
David Miller	0	25,758	14.00	11/7/2023	—	—
	—	—	—	—	80,190	1,394,505
Randi A. Sellari	0	19,319	14.00	11/7/2023	—	—
	—	—	—	—	60,776	1,056,895
John Schwab	0	80,000	14.00	11/7/2023	—	—
	—	—	—	—	63,906	1,111,326

(1)	These stock options will vest and become exercisable in equal 20% installments on November 7 of each of 2014, 2015, 2016, 2017 and 2018, generally subject to the holder’s continued employment with us through the applicable vesting date.
(2)	The stock awards listed in this column consist of restricted JGWPT Common Interests (and a corresponding equal number of Class B Shares), which become vested as follows: for Mr. Miller and Ms. Sellari, the interests will vest on September 22, 2014 and for Mr. Schwab, these interests will vest on the first five anniversaries of the grant date, in each case subject to the holder's continued employment.
(3)	The market value is determined by multiplying the value of the applicable class of units as of December 31, 2013, as determined in accordance with JGWPT Holdings, LLC’s annual valuation process, by the number of units of the applicable class.

401(k) Plan

The JGWPT Holdings 401(k) Plan provides substantially all employees with the ability to make pre- or post-tax retirement contributions in accordance with applicable IRS limits. Matching contributions are provided in an amount equal to 50% of an employee’s contributions up to the first 8% contributed by the employee.

Potential Payments Upon Termination or Change in Control

Please refer to the section entitled “Employment Agreements with Named Executive Officers,” above, for a description of severance payments and benefits to be provided to our named executive officers in connection with certain qualifying terminations of their employment.

Director Compensation

The following table provides compensation information for the year ended December 31, 2013 for each of our independent directors. Directors who are not independent do not receive compensation for their services as directors.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(2)	Total ($)
Alexander R. Castaldi	0	0	0
Eugene I. Davis(1)	43,696	55,000	98,696
Robert C. Griffin	12,935	55,000	67,935
Kevin Hammond	0	0	0
Paul S. Levy	0	0	0
Robert N. Pomroy	0	0	0
Francisco J. Rodriguez	0	0	0

(1)	Mr. Davis resigned from the board on December 5, 2013.
(2)	Amounts represent the aggregate grant date fair value of restricted Class A Shares granted in 2013, calculated in accordance with FASB ASC Topic 718.

Each of our two independent directors (currently Messrs. Griffin and Morgan) receive an annual cash retainer fee of $55,000 and an annual grant of restricted Class A Shares with a grant date fair value of $55,000, which vest on the first anniversary of the grant date subject to the holder’s continued service on the board through the first anniversary of the grant date. The chairman of our audit and compliance committee receives an additional annual cash fee of $15,000 and each other member of the audit and compliance committee receives an additional annual cash fee of $5,000. However, any director designated by one of our stockholders pursuant to the Director Designation Agreement will not be compensated by us for his or her service on the board.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We or JGWPT Holdings, LLC have engaged in the following transactions with our directors, executive officers and holders of more than 5% of our voting securities on an as-converted to Class A Share basis, and affiliates of our directors, executive officers and holders of more than 5% of our voting securities.

Operating Agreement of JGWPT Holdings, LLC

We operate our business through JGWPT Holdings, LLC and its consolidated subsidiaries. The operations of JGWPT Holdings, LLC, and the rights and obligations of the Common Interestholders, are forth in the operating agreement of JGWPT Holdings, LLC. The following description of the JGWPT Holdings, LLC operating agreement is not complete and is qualified by reference to the full text of the agreement.

Governance. We serve as the sole managing member of JGWPT Holdings, LLC. As such, we control its business and affairs and are responsible for the management of its business. No members of JGWPT Holdings, LLC, in their capacity as such, have any authority or right to control the management of JGWPT Holdings, LLC or to bind it in connection with any matter. As noted above, however, the Common Interestholders other than PGHI Corp. have the ability to exercise majority voting control over us by virtue of their ownership of Class B Shares. In addition, our board of directors is, pursuant to the Director Designation Agreement, currently composed of a total of five designees appointed by the JLL Holders and PGHI Corp. who exercise a majority of the director voting power on all matters presented to the board of directors. Under the terms of the Voting Agreement the JLL Holders, PGHI Corp. and certain other Common Interestholders entered into in connection with our IPO, they have agreed to vote all of their Class A Shares (if any) and Class B Shares (if any) in favor of the election to our board of directors of our Chief Executive Officer, four designees of the JLL Holders, and one designee of PGHI Corp.

Rights of Members. Each JGWPT Common Interest entitles the holder to equal economic rights. Common Interestholders have no voting rights by virtue of their ownership of JGWPT Common Interests, except for the right to approve certain amendments to the operating agreement of JGWPT Holdings, LLC, certain changes to the capital accounts of the members of JGWPT Holdings, LLC, any conversion of JGWPT Holdings, LLC to a corporation other than for purposes of a sale transaction, certain issuances of membership interests in JGWPT Holdings, LLC, certain mergers, consolidations or sale transactions and any dissolution of JGWPT Holdings, LLC. See “—Amendments.” Common Interestholders other than PGHI Corp. hold Class B Shares, enabling them to exert a significant percentage of our voting power.

Net profits and net losses and distributions of JGWPT Holdings, LLC generally will be allocated and made to its members pro rata in accordance with the number of JGWPT Common Interests they hold, whether or not vested.

Exchange of Class C Profits Interests for Warrants. In connection with our IPO, PGHI Corp. received warrants to purchase Class A Shares in exchange for Class C Profits Interests previously held by PGHI Corp..

The warrants issued in respect of the Tranche C-1 profits interests entitle the holders thereof to purchase up to 483,217 Class A Shares, an amount equal to 2.5% of our outstanding common stock or other equity interests (on a fully-diluted basis after giving effect to such warrants and any other options or rights to purchase common stock or other equity interests then outstanding (excluding the Class B Shares)). These warrants have an exercise price of $35.78 per share.

The warrants issued in respect of the Tranche C-2 profits interests entitle the holders thereof to purchase up to 483,217 Class A Shares, an amount equal to 2.5% of our outstanding common stock or other equity interests (on a fully-diluted basis after giving effect to such warrants and any other options or rights to purchase common stock or other equity interests then outstanding (excluding the Class B Shares)). These warrants have an exercise price of $63.01 per share.

These warrants will be exercisable beginning on May 7, 2014 and until January 8, 2022, and may not be transferred.

Coordination of JGWPT Holdings Inc. and JGWPT Holdings, LLC. At any time we issue a Class A Share for cash, the net proceeds received by us will be promptly transferred to JGWPT Holdings, LLC, and JGWPT Holdings, LLC will issue to us one of its JGWPT Common Interests. At any time we issue a Class A Share pursuant to our proposed equity incentive plan or upon exercise of our warrants we will contribute to JGWPT Holdings, LLC all of the proceeds that we receive (if any) and JGWPT Holdings, LLC will issue to us one of its JGWPT Common Interests, having the same restrictions, if any, attached to the Class A Shares issued under our equity incentive plan or warrants. Conversely, if we redeem or repurchase any of our Class A Shares, JGWPT Holdings, LLC will, immediately prior to our redemption or repurchase, redeem or repurchase an equal number of JGWPT Common Interests held by us, upon the same terms and for the same price, as the Class A Shares are redeemed or repurchased. We can only redeem or repurchase Class A Shares if JGWPT Holdings, LLC first redeems or repurchases JGWPT Common Interests we hold.

Under the terms of the JGWPT Holdings, LLC operating agreement, subject to the approval of the Common Interestholders, we may in the future cause JGWPT Holdings, LLC to issue JGWPT Common Interests or other, newly created classes of JGWPT Holdings, LLC securities to one or more investors having such rights, preferences and other terms as we determine, and in such amount as we may determine. In addition, we may in the future elect to compensate our employees by granting them JGWPT Common Interests, whether or not subject to forfeiture, or profits interests or other securities. Any such issuance would have a dilutive effect on the economic interest we hold in JGWPT Holdings, LLC. In addition, we will issue our Class B Shares having 10 votes per share on a one-for-one basis in connection with any future issuances of JGWPT Common Interests, which would have a dilutive effect on the voting power of our then current holders of Class A Shares. The tax receivable agreement would cover any exchanges of JGWPT Common Interests issued to the current parties to that agreement after the offering, and it is possible that new investors in the JGWPT Common Interests after the offering may become parties to the tax receivable agreement as well.

Pursuant to the JGWPT Holdings, LLC operating agreement, we agreed, as managing member, that we will not conduct any business other than the management and ownership of JGWPT Holdings, LLC and its subsidiaries, or own any other assets (other than cash or cash equivalents to be used to satisfy liabilities or other assets held on a temporary basis). In addition, JGWPT Common Interests, as well as our common stock, are subject to equivalent stock splits, dividends and reclassifications.

Issuances and Transfer of JGWPT Common Interests. Membership interests in JGWPT Holdings, LLC may only be issued to persons or entities to which we agree to permit the issuance of such interests in exchange for cash or other consideration, including, if applicable, the services of employees of JGWPT Holdings, LLC or its affiliates. The JGWPT Common Interests held by us from time to time are non-transferable. JGWPT Common Interests held by the other Common Interestholders may be transferred without our consent only under limited circumstances, including to certain permitted transferees (i.e., by bequest or for estate planning purposes), and upon exchanges for Class A Shares or Class C Shares. A holder of JGWPT Common Interests (other than PGHI Corp.) may not transfer any JGWPT Common Interests to any person unless he transfers an equal number of our Class B Shares to the same transferee.

Exchange Rights. We have reserved for issuance 17,548,016 Class A Shares in respect of the aggregate number of Class A Shares expected to be issued over time upon the exchanges by the Common Interestholders of JGWPT Common Interests and the conversion of Class C Shares, unless JGWPT Holdings, LLC exercises its option to pay cash in lieu of Class A Shares for some or all of such exchanged JGWPT Common Interests. As noted above, we may in the future cause JGWPT Holdings, LLC to issue additional JGWPT Common Interests that would also be exchangeable for Class A Shares. We have also reserved for issuance 4,360,623 Class C Shares, which is the aggregate number of Class C Shares expected to be issued over time upon the exchanges by holders of non-voting JGWPT Common Interests in JGWPT Holdings, LLC (including PGHI Corp.), unless JGWPT Holdings, LLC exercises its option to pay cash in lieu of Class C Shares for some or all of such exchanged non-voting JGWPT Common Interests.

Common Interestholders may exchange their JGWPT Common Interests at any time and from time to time after the expiration or earlier termination (if any) of the lock-up agreement between the underwriters of our IPO and each Common Interestholder (other than holders of a de minimis amount of JGWPT Common Interests).

JLL and PGHI Corp. Merger Rights. JLL owns a portion of its investment through an existing corporation and the owners of PGHI Corp., including DLJ Merchant Banking Partners IV, L.P. and affiliates of Credit Suisse Group AG, own their investment through PGHI Corp. JLL and the equity holders of PGHI Corp. have the right to elect to require that, instead of exchanging for Class A Shares the JGWPT Common Interests held by JLL’s corporation or PGHI Corp. for Class A Shares, we engage in a merger in which the JLL entity owning this corporation or the stockholders of PGHI Corp., as applicable, receive Class A Shares directly and we become the owner of the JLL corporation or PGHI Corp., as applicable, or its assets. Provided that the conditions to the exercise of these rights have been met, the exercise of either of these transactions will not be subject to any affiliate transaction covenants or similar restrictive provisions. However, it is a condition to each of these transactions that the acquisition not result in material liabilities to us.

Redemption of Class B Shares. Any holder (other than PGHI Corp.) seeking to exchange JGWPT Common Interests for Class A Shares must also deliver a corresponding number of Class B Shares for redemption and cancellation by us.

Indemnification and Exculpation. To the extent permitted by applicable law, JGWPT Holdings, LLC will indemnify us, as its managing member, its authorized officers, its other employees and agents from and against any losses, liabilities, damages, costs, expenses, fees or penalties incurred by any acts or omissions of these persons, provided that the acts or omissions of these indemnified persons are not the result of fraud, intentional misconduct or a violation of the implied contractual duty of good faith and fair dealing, or any lesser standard of conduct permitted under applicable law.

We, as the managing member, and the authorized officers and other employees and agents of JGWPT Holdings, LLC, are not liable to JGWPT Holdings, LLC, its members or their affiliates for damages incurred by any acts or omissions of these persons, provided that the acts or omissions of these exculpated persons are not the result of fraud, intentional misconduct or a violation of the implied contractual duty of good faith and fair dealing, or any lesser standard of conduct permitted under applicable law.

Amendments. The operating agreement of JGWPT Holdings, LLC may be amended with the consent of the managing member and the holders of a majority in voting power of the outstanding JGWPT Common Interests not held by the managing member (not including non-voting JGWPT Common Interests and restricted JGWPT Common Interests). In addition, the managing member may, without the consent of any Common Interestholder, make certain amendments that, generally, are not expected to adversely affect Common Interestholders. Notwithstanding the foregoing, no amendment to the operating agreement of JGWPT Holdings, LLC will be effective with respect to a Common Interestholder not voting in favor thereof if such amendment would adversely affect such Member in any material respect in a manner that is disproportionately adverse to such Common Interestholder, and amendments to certain provisions that are for the benefit of PGHI Corp. will require the approval of PGHI Corp. or its permitted transferees.

Registration Rights Agreement

In connection with our IPO, we entered into a registration rights agreement with all of the Common Interestholders pursuant to which we are required to register the exchange under the federal securities laws of the JGWPT Common Interests held by them for Class A Shares. We have agreed, at our expense, upon the expiration or earlier termination (if any) of the lock-up agreement between the underwriters of our IPO and each Common Interestholder (other than holders of a de minimis amount of JGWPT Common Interests) to use our reasonable best efforts to file with the SEC this shelf registration statement providing for the exchange of the JGWPT Common Interests for Class A Shares and the resale of such Class A Shares at any time and from time to time thereafter and to cause and maintain the effectiveness of this shelf registration statement until such time as all JGWPT Common Interests covered by this shelf registration statement have been exchanged. Further, the JLL Holders and other significant Common Interestholders will be entitled to cause us, at our expense, to register the resale of the Class A Shares they will receive upon exchange of their JGWPT Common Interests or upon conversion of their Class C Shares or upon exercise of warrants, which we refer to as their “demand” registration rights. The lock-up agreements expire on February 6, 2014 with respect to 853,719 JGWPT Common Interests, March 24, 2014 with respect to 853,719 JGWPT Common Interests and May 7, 2014 with respect to 16,654,768 JGWPT Common Interests.

All Common Interestholders (as well as their permitted transferees) will be entitled to exercise “piggyback” rights in connection with any future public underwritten offerings we engage in for our account or for the account of others to whom we have granted registration rights after the expiration or earlier termination (if any) of the lock-up agreements referred to above, subject to pro rata reduction if it is determined that the sale of additional shares would be harmful to the success of the offering. All fees, costs and expenses of underwritten registrations will be borne by us, other than underwriting discounts and selling commissions, which will be borne by each stockholder selling its shares. Our registration obligations will be subject to certain restrictions on, among other things, the frequency of requested registrations, the number of shares to be registered and the duration of these rights.

Tax Receivable Agreement

Common Interestholders may in the future exchange JGWPT Common Interests for (i) one of our Class A Shares, or, in the case of PGHI Corp., one of our Class C Shares, or (ii) at the option of JGWPT Holdings, LLC cash equal to the market value of one of our Class A Shares or Class C Shares. The newly formed company to be named JGWPT Holdings, LLC is expected to have in effect, an election under Section 754 of the Code, which may result in an adjustment to our share of the tax basis of the assets owned by JGWPT Holdings, LLC at the time of such initial sale and any subsequent exchanges of JGWPT Common Interests. The sale and exchanges may result in increases in our share of the tax basis of the tangible and intangible assets of JGWPT Holdings, LLC that otherwise would not have been available. Any such increases in tax basis are, in turn, anticipated to create incremental tax deductions that would reduce the amount of tax that we would otherwise be required to pay in the future.

In connection with our IPO, we entered into a tax receivable agreement with all Common Interestholders who held in excess of approximately 1% of the JGWPT Common Interests outstanding immediately prior to our IPO. The tax receivable agreement requires us to pay those Common Interestholders 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax that we actually realize in any tax year beginning with 2013 (a “covered tax year”) from increases in tax basis realized as a result of any future exchanges by Common Interestholders of their JGWPT Common Interests for Class A Shares or Class C Shares (or cash). We expect to benefit from the remaining 15% of cash savings, if any, in income tax that we actually realize during a covered tax year. The cash savings in income tax paid to any such Common Interestholders will reduce the cash that may otherwise be available to us for our operations and to make future distributions to holders of Class A Shares, including the investors in this offering.

For purposes of the tax receivable agreement, cash savings in income tax will be computed by comparing our actual income tax liability for a covered tax year to the amount of such taxes that we would have been required to pay for such covered tax year had there been no increase to our share of the tax basis of the tangible and intangible assets of JGWPT Holdings, LLC as a result of such sale and any such exchanges and had we not entered into the tax receivable agreement. The tax receivable agreement continues until all such tax benefits have been utilized or expired, unless we exercise our right to terminate the tax receivable agreement upon a change of control for an amount based on the remaining payments expected to be made under the tax receivable agreement.

JLL owns a portion of its investment through an existing corporation. In the event we engage in a merger with such corporation in which the shareholders of that corporation receive the Class A Shares directly, we will succeed to certain tax attributes, if any, of such corporation. The tax receivable agreement requires us to pay the shareholders of such corporation for the use of any such attributes in the same manner as payments made for cash savings from increases in tax basis as described above.

The owners of PGHI Corp., including DLJ Merchant Banking Partners IV, L.P. and affiliates of Credit Suisse Group AG, own their investment through PGHI Corp. In the event we engage in a merger with such corporation in which the shareholders of that corporation receive the Class C Shares directly, we will succeed to certain tax attributes, if any, of such corporation. The tax receivable agreement requires us to pay the shareholders of such corporation for the use of any such attributes above a specific amount in the same manner as payments made for cash savings from increases in tax basis as described above.

While the actual amount and timing of any payments under this agreement will vary depending upon a number of factors (including the timing of exchanges, the amount of gain recognized by an exchanging Common Interestholder, the amount and timing of our income and the tax rates in effect at the time any incremental tax deductions resulting from the increase in tax basis are utilized) we expect that the payments that we may make to the Common Interestholders that are party to the tax receivable agreement could be substantial during the expected term of the tax receivable agreement. We will bear the costs of implementing the provisions of the tax receivable agreement. A tax authority may challenge all or part of the tax basis increases or the amount or availability of any tax attributes discussed above, as well as other related tax positions we take, and a court could sustain such a challenge. The Common Interestholders that are party to the tax receivable agreement will not reimburse us for any payments previously made to them in the event that, due to a successful challenge by the IRS or any other tax authority of the amount of any tax basis increase or the amount or availability of any tax attributes, our actual cash tax savings are less than the cash tax savings previously calculated and upon which prior payments under the tax receivables were based. As a result, in certain circumstances we could make payments under the tax receivable agreement to the Common Interestholders that are party thereto in excess of our cash tax savings. A successful challenge to our tax reporting positions could also adversely affect our other tax attributes and could materially increase our tax liabilities.

The tax receivable agreement provides that upon certain changes of control, we will be required to pay the Common Interestholders amounts based on assumptions regarding the remaining payments expected to be made under the tax receivable agreement (at our option, these payments can be accelerated into a single payment at the time of the change of control). As a result, we could be required to make payments under the tax receivable agreement that are greater than or less than the specified percentage of the actual benefits we realize in respect of the tax attributes subject to the tax receivable agreement, and the upfront payment may be made years in advance of any actual realization of such future benefits. In these situations, our obligations under the tax receivable agreement could have a substantial negative impact on our liquidity, and there can be no assurance that we will be able to finance our obligations under the tax receivable agreement.

Payments under the tax receivable agreement will be based on the tax reporting positions that we determine, and we will not be reimbursed by the Common Interestholders for any payments previously made under the tax receivable agreement. As a result, in certain circumstances, payments we make under the tax receivable agreement could significantly exceed the cash tax or other benefits, if any, that we actually realize. In addition, if the tax reporting positions we determine are not respected, our tax attributes could be adversely affected and the amount of our tax liabilities could materially increase.

Director Designation Agreement

In connection with our IPO, we entered into a Director Designation Agreement with the JLL Holders and PGHI Corp. Under this agreement, the JLL Holders have the right to designate four director designees to our board of directors so long as the JLL Holders own at least 934,488 JGWPT Common Interests and at least 20% of the aggregate number of JGWPT Common Interests held on such date by members of JGWPT Holdings, LLC who were members of JGWPT Holdings, LLC (or its predecessor of the same name) on July 12, 2011, and PGHI Corp. will have the right to designate one director so long as PGHI Corp. (together with its then-current stockholders) or its assignee holds in the aggregate at least 436,104 JGWPT Common Interests. These director designees will be voted upon and possibly elected by our stockholders.

Voting Agreement

In connection with our IPO, the JLL Holders, PGHI Corp. and certain other Common Interestholders entered into a Voting Agreement pursuant to which they will agree to vote all of their Class A Shares (if any) and Class B Shares (if any) in favor of the election to our board of directors of our Chief Executive Officer, four designees of the JLL Holders, and one designee of PGHI Corp. Under the terms of the Voting Agreement, the parties will no longer be obligated to vote in favor of the election of the designee of PGHI Corp. if PGHI Corp. (together with its then-current stockholders) or its assignee holds in the aggregate fewer than 872,136 JGWPT Common Interests. While the parties to the Voting Agreement have agreed to vote their Class A Shares (if any) and Class B Shares (if any) as described above, the agreement will be effective in determining the composition of our board of directors only for so long as the holders parties thereto have the requisite voting power to determine the outcome of such vote. By virtue of the Voting Trust Agreement described below, the JLL Holders are entitled to vote all Class B Shares held by certain of the Employee Members, representing, together with the Class B Shares held by the JLL Holders, 73.0% of the combined voting power of our common stock as of March 31, 2014, in favor of the election to our board of directors of the foregoing board designees.

Voting Trust Agreement

In connection with our IPO, the JLL Holders and certain of the Employee Members entered into a Voting Trust Agreement pursuant to which, subject to the terms and conditions specified therein, such Employee Members deposited their Class B Shares into a voting trust and appointed the JLL Holders, David Miller and Randi Sellari as trustees. Pursuant to the Voting Trust Agreement, all Class B Shares subject to the voting trust will be voted proportionately with the Class A Shares (if any) and Class B Shares (if any) held by the JLL Holders directly or indirectly. As of March 31, 2014, the Class B Shares held by the parties to the Voting Trust Agreement represent approximately 79.2% of the combined voting power of our common stock.

Agreements with PGHI Corp.

On February 19, 2011, we and PGHI Corp. entered into an agreement and plan of merger, or the Peachtree Merger Agreement, pursuant to which we consummated the Peachtree Merger in July 2011. Under the terms of the Peachtree Merger Agreement, as amended, PGHI Corp. received 60,564.20 non-voting JGWPT Common Interests, 10,000 Tranche C-1 profits interests and 10,000 Tranche C-2 profits interests in JGWPT Holdings, LLC. Certain indemnification provisions under the Peachtree Merger Agreement will remain in effect, including the obligation of PGHI Corp. to indemnify us against certain tax liabilities and other losses relating to the historical operations of PGHI Corp. and its subsidiaries.

In connection with the closing of the Peachtree Merger we entered into the following continuing additional agreements with PGHI Corp. and its current affiliates:

•	an administrative services agreement, dated as of July 12, 2011, between our subsidiary Settlement Funding, LLC and PGHI Corp, pursuant to which Settlement Funding, LLC continues to provide PGHI Corp. with certain accounting, controllership, tax and treasury services;
•	a custodial agreement, dated as of July 12, 2011, between our subsidiary J.G. Wentworth, LLC and PGHI Corp., pursuant to which J.G. Wentworth, LLC continues to provide PGHI Corp. with access to certain historical records for permitted uses; and
•	an amendment to the July 1, 2000 administrative services agreement, dated as of July 12, 2011, between Settlement Funding, LLC and PGHI Corp.’s subsidiary Life Settlement Corporation, which agreement as so amended provides for the provision by Settlement Funding, LLC of certain secretarial, accounting, payroll, mail, credit and banking, legal and computer services to Life Settlement Corporation.

In addition, certain of our subsidiaries serve as subservicers in connection with certain life settlement assets of PGHI Corp. and its subsidiaries that were not acquired in the Peachtree Merger and for which Life Settlement Corporation serves as the master servicer.

On February 8, 2013, we entered into a distribution and assignment agreement with PGHI Corp. setting forth our and PGHI Corp.’s agreement as to certain matters relating to certain assets that were distributed by us to PGHI Corp. in February 2013 as required by the Peachtree Merger Agreement. Among other things, we agreed in the distribution and assignment agreement to service those distributed assets in accordance with the July 2011 administrative services agreement between Settlement Funding LLC and PGHI Corp.

Related Person Transaction Policy

Our board of directors have adopted a policy regarding the approval of any “related person transaction,” which is any transaction or series of transactions in which we are or are to be a participant, the amount involved exceeds $120,000, and a “related person” (as defined under SEC rules) has a direct or indirect material interest. Under the policy, a related person must promptly disclose to our Secretary any related person transaction and all material facts about the transaction. Our Secretary will then assess and promptly communicate that information to the Compensation Committee of our board of directors. Based on its consideration of all of the relevant facts and circumstances, the Compensation Committee will decide whether or not to approve such transaction and will generally approve only those transactions that do not create a conflict of interest. If we become aware of an existing related person transaction that has not been pre-approved under this policy, the transaction will be referred to the Compensation Committee which will evaluate all options available, including ratification, revision or termination of such transaction. Our policy requires any director who may be interested in a related person transaction to recuse himself or herself from any consideration of such related person transaction.

PRINCIPAL STOCKHOLDERS

The following table sets forth information about the beneficial ownership of our Class A Shares and Class B Shares as of March 31, 2014, for:

•	each person known to us to be the beneficial owner of more than 5% of our Class A Shares or Class B Shares;

•	each of our executive officers;

•	each of our directors and director nominees; and

•	all of our executive officers and directors as a group.

Unless otherwise noted below, the address for each beneficial owner listed on the table is 201 King of Prussia Road, Radnor, Suite 501, Pennsylvania 19087-5148. We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the tables below have sole voting and investment power with respect to all shares that they beneficially own, subject to applicable community property laws.

Each Common Interest (other than Common Interests held by us and non-voting JGWPT Common Interests held by PGHI Corp.) is exchangeable for one of our Class A Shares, or, at the option of JGWPT Holdings, LLC, cash equal to the market value of one of our Class A Shares.

	Shares Beneficially Owned
Name and Address of Beneficial Owner	Number of Class A Shares	Number of Class B Shares	% of Combined Voting Power
JLL Holders(1)	0	9,345,175	64.94%
Paul S. Levy(1)(2)	239,004	9,345,175	65.10%
Waddell & Reed Financial, Inc.(3)	1,054,900	0	*
Indaba Capital Fund, L.P.(4)	1,050,000	0	*
Kerrisdale Partners Master Fund Ltd(5)	682,630	0	*
Citadel Advisors LLC(6)	644,250	0	*
Candlewood Special Situations Fund, LP(7)	0	791,974	*
BlackRock, Inc.(8)	612,021	0	*
Robert C. Griffin(9)	3,929	0	*
Alexander R. Castaldi(1)	0	0	*
Kevin Hammond	0	0	*
William J. Morgan	3,268	0	*
Robert N. Pomroy	0	0	*
Francisco J. Rodriguez(1)	0	0	*
David Miller(1)	0	526,298	3.66%
Randi Sellari	0	428,505	2.98%
Stefano Sola	0	206,637	1.44%
Stephen Kirkwood	0	47,721	*
John Schwab	0	75,873	*
All executive officers and directors as a group (12 persons)	246,201	10,630,209	74.04%

*Less than 1%.

(1)	The JLL Holders consist of JLL JGW Distribution, LLC and JGW Holdco, LLC. JLL JGW Distribution, LLC is the direct owner of a portion of the Class B Shares listed next to the JLL Holders above and JGW Holdco, LLC is the direct owner of the remaining Class B Shares. JGW Holdco, LLC's managing member is J.G. Wentworth, Inc., the board of directors of which consists of Paul S. Levy, Alexander R. Castaldi, Francisco J. Rodriguez and David Miller. JGW Holdco, LLC is more than 99% owned by JLL JGW Distribution, LLC. JLL JGW Distribution, LLC's board of managers consists of Paul S. Levy, Alexander R. Castaldi and Francisco J. Rodriguez. JLL JGW Distribution, LLC is owned by JLL Fund V AIF I, L.P., a Delaware limited partnership ("AIF I"), and JLL Fund V AIF II, L.P., a Delaware limited partnership ("AIF II"), which in turn holds its interests in JLL JGW Distribution, LLC through JGW Holdings, Inc., a Delaware corporation. JLL Associates V, L.P., a Delaware limited partnership, is the general partner of each of AIF I and AIF II. JLL Associates G.P. V, L.L.C., a Delaware limited liability company, is the general partner of JLL Associates V, L.P. Mr. Paul S. Levy is the sole managing member of JLL Associates G.P. V, L.L.C. As a result, Mr. S. Levy may be deemed to be the beneficial owner of all of these Class B Shares, with shared voting and dispositive power with regard to such Class B Shares. Mr. Levy has a pecuniary interest in only a portion of these Class B Shares. Messrs. Castaldi, Rodriguez and Miller may also be deemed to have beneficial ownership of these Class B Shares, but they disclaim any beneficial ownership thereof. The address for the JLL Holders is 450 Lexington Avenue, 31st Floor, New York, New York 10017.

(2)	The information reported is based in part on a Schedule 13D/A filed with the SEC on February 10, 2014 by JLL JGW Distribution, LLC, JGW Holdco, LLC, JGW Holdings, Inc., AIF I, AIF II, JLL Associates V, L.P., JLL Associates G.P. V, L.L.C. and Paul S. Levy with respect to 239,004 Class A Shares.The address of the holder and beneficial owners is 450 Lexington Avenue, 31st Floor, New York, New York 10017.
(3)	The information reported is based in part on a Schedule 13G filed with the SEC on February 7, 2014 by Waddell & Reed Financial, Inc., Waddell & Reed Financial Services, Inc., Waddell & Reed, Inc., Waddell & Reed Investment Management Company and Ivy Investment Management Company with respect to 1,054,900 Class A Shares. The address of the holder and the beneficial owners is 6300 Lamar Avenue, Overland Park, Kansas 66202.
(4)	The information reported is based in part on a Schedule 13G/A filed with the SEC on February 14, 2014 by Indaba Capital Fund, L.P., Indaba Capital Management, LLC, Indaba Partners, LLC, IC GP, LLC and Derek C. Schrier with respect to 1,050,000 Class A Shares. The registered address of the holder is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands. The address of the beneficial owners is One Letterman Drive, Building D, Suite DM700, San Francisco, California 94129, USA.
(5)	The information reported is based in part on a Schedule 13G filed with the SEC on February 21, 2014 by Kerrisdale Partners Master Fund Ltd, Kerrisdale Advisers LLC and Sahm Adrangi with respect to 682,630 Class A Shares. The registered address of the holder is c/o Intertrust Corporate Services (cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands. The address of the other beneficial owners is 1212 Avenue of the Americas, 3rd Floor, New York, New York 10036.
(6)	The information reported is based in part on a Schedule 13G/A filed with the SEC on February 14, 2014 by Citadel Advisors LLC, Citadel Advisors Holdings LP, Citadel GP LLC and Mr. Kenneth Griffin with respect to 644,250 Class A Shares. The address of the holder and the beneficial owners is c/o Citadel LLC, 131 S. Dearborn Street, 32nd Floor, Chicago, Illinois 60603.
(7)	Michael Lau, David Koenig, Phil DeSantis and Indra Chandra, as Managing Partners of Candlewood Investment Group, LP, or CIG, the investment manager of the holder listed above, have the power to vote and dispose of the securities held by the holder listed above and may be deemed to beneficially own such securities. Mr. Lau, Mr. Koenig, Mr. DeSantis, Mr. Chandra each disclaim beneficial ownership of such securities except to the extent of their pecuniary interest therein. Candlewood Special Situations Fund, L.P., Candlewood Special Situations General, LLC and CIG, together with certain other investment funds advised by CIG that are not holders of the securities, may be deemed to be a "group" within the meaning of Section 13(d) of the Exchange Act. To the extent that such entities are deemed to be a "group," each such entity may be deemed to beneficially own all of the securities beneficially owned by each other member of the "group." The address of the holder and beneficial owners is 777 Third Avenue, Suite 19B, New York, New York 10017.
(8)	The information reported is based in part on a Schedule 13G filed with the SEC on January 29, 2014 by BlackRock, Inc. with respect to 612,021 Class A Shares. The address of the holder and the beneficial owners is 40 East 52nd Street New York, New York 10022.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock and provisions of our amended and restated certificate of incorporation and bylaws are summaries and are qualified by reference to our amended and restated certificate of incorporation and bylaws.

Our current authorized capital stock consists of 500,000,000 Class A Shares, par value $0.00001 per share, 500,000,000 Class B shares, par value $0.00001 per share, 500,000,000 Class C shares, par value $0.00001 per share, and 100,000,000 shares of blank check preferred stock.

Common Stock

As of March 31, 2014, there are 12,033,887 Class A Shares issued and outstanding, and 13,187,393 Class B Shares issued and outstanding.

Class A Shares

Voting Rights

Our Class A stockholders are entitled to cast one vote per share. Our Class A stockholders are not entitled to cumulate their votes in the election of directors. Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all holders of Class A Shares and Class B Shares present in person or represented by proxy, voting together as a single class. Except as otherwise provided by law, amendments to the amended and restated certificate of incorporation must be approved by a majority or, in some cases, a super-majority of the combined voting power of all Class A Shares and Class B Shares, voting together as a single class. However, amendments to the amended and restated certificate of incorporation that would alter or change the powers, preferences or special rights of the Class A Shares or Class B Shares so as to affect them adversely also must be approved by a majority of the votes entitled to be cast by the holders of the shares of the class affected by the amendment, voting as a separate class. Notwithstanding the foregoing, any amendment to our amended and restated certificate of incorporation to increase or decrease the authorized shares of any class shall be approved upon the affirmative vote of a majority of the holders of the affected class, voting together as a single class.

Dividend Rights

Class A stockholders share ratably (based on the number of Class A Shares held) if and when any dividend is declared by the Board of Directors. Dividends consisting of Class A Shares may be paid only as follows: (i) Class A Shares may be paid only to holders of Class A Shares; and (ii) shares shall be paid proportionally with respect to each outstanding Class A Share. We may not subdivide or combine shares of either class of common stock or issue a dividend on shares of either class of common stock without at the same time proportionally subdividing or combining shares of the other class or issuing a similar dividend on the other class. Except in respect of tax distributions received from JGWPT Holdings, LLC, our amended and restated certificate of incorporation provides that if JGWPT Holdings, LLC makes a distribution to its members, including us, we will be required to make a corresponding distribution to our holders of Class A Shares.

Liquidation Rights

On our liquidation, dissolution or winding up, each Class A stockholder will be entitled to a pro rata distribution of any assets available for distribution to common stockholders (except the de minimis par value of the Class B Shares).

Other Matters

No Class A Shares are subject to redemption or have preemptive rights to purchase additional Class A Shares. All outstanding Class A Shares are validly issued, fully paid and non-assessable.

Exchanges of JGWPT Common Interests for Class A Shares

Subject to the terms and conditions of the operating agreement of JGWPT Holdings, LLC, each Common Interestholder has the right to exchange JGWPT Common Interests together with the corresponding number of our Class B Shares, for our Class A Shares, or, at the option of JGWPT Holdings, LLC, cash equal to the market value of one of our Class A Shares, after we file a registration statement providing for such exchanges.

Conversion of Class C Shares into Class A Shares

Each Class C Share may, at the option of the holder, be converted at any time into a Class A Share on a one-for-one basis.

Registration Rights Agreement

In connection with the completion of our IPO, we entered into a registration rights agreement with all of the Common Interestholders pursuant to which we are required to register the exchange under the federal securities laws of the JGWPT Common Interests held by them for Class A Shares. We have agreed, at our expense, upon the expiration or earlier termination (if any) of the lock-up agreement between the underwriters of our IPO and each Common Interestholder (other than holders of a de minimis amount of JGWPT Common Interests) to use our reasonable best efforts to file with the SEC this shelf registration statement providing for the exchange of the JGWPT Common Interests for Class A Shares and the resale of such Class A Shares at any time and from time to time thereafter and to cause and maintain the effectiveness of this shelf registration statement until such time as all JGWPT Common Interests covered by this shelf registration statement have been exchanged. Further, the JLL Holders and other significant Common Interestholders will be entitled to cause us, at our expense, to register the resale of the Class A Shares they will receive upon exchange of their JGWPT Common Interests or upon conversion of their Class C Shares or upon exercise of warrants, which we refer to as their “demand” registration rights.

All Common Interestholders (as well as their permitted transferees) will be entitled to exercise “piggyback” rights in connection with any future public underwritten offerings we engage in for our account or for the account of others to whom we have granted registration rights after the expiration or earlier termination (if any) of the lock-up agreements referred to above, subject to pro rata reduction if it is determined that the sale of additional shares would be harmful to the success of the offering. All fees, costs and expenses of underwritten registrations will be borne by us, other than underwriting discounts and selling commissions, which will be borne by each stockholder selling its shares. Our registration obligations will be subject to certain restrictions on, among other things, the frequency of requested registrations, the number of shares to be registered and the duration of these rights.

Class B Shares

Issuance of Class B Shares with JGWPT Common Interests

Class B Shares will only be issued in the future to the extent that additional JGWPT Common Interests are issued by JGWPT Holdings, LLC, in which case we would contemporaneously issue a corresponding number of Class B Shares. Class B Shares are transferable only together with an equal number of JGWPT Common Interests. Each of our Class B Shares will be redeemed for its $0.00001 par value and cancelled by us if the holder of the corresponding Common Interest exchanges or forfeits its Common Interest pursuant to the terms of the operating agreement of JGWPT Holdings, LLC.

Voting Rights

Class B stockholders are entitled to cast 10 votes per share, with the number of Class B Shares held by each Common Interestholder being equivalent to the number of JGWPT Common Interests held by such holder (except that PGHI Corp. does not and will not hold Class B Shares).

Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all Class A and Class B stockholders present in person or represented by proxy, voting together as a single class. Except as otherwise provided by law, amendments to the amended and restated certificate of incorporation must be approved by a majority or, in some cases, a super-majority of the combined voting power of all Class A Shares and Class B Shares, voting together as a single class. However, amendments to the amended and restated certificate of incorporation that would alter or change the powers, preferences or special rights of the Class A Shares or Class B Shares so as to affect them adversely also must be approved by a majority of the votes entitled to be cast by the holders of the shares of the class affected by the amendment, voting as a separate class. Notwithstanding the foregoing, any amendment to our amended and restated certificate of incorporation to increase or decrease the authorized shares of any class shall be approved upon the affirmative vote of a majority of the holders of the affected class, voting together as a single class.

Because the JLL Holders control 64.9% of the combined voting power of our common stock, the JLL Holders are able to exercise significant control over all matters requiring the approval of our stockholders, including the election of our directors, the approval of significant corporate transactions and the declaration and payment of dividends. In connection with our IPO, the JLL Holders and certain of the Employee Members entered into a Voting Trust Agreement pursuant to which, subject to the terms and conditions specified therein, such Employee Members deposited their Class B Shares into a voting trust and appointed the JLL Holders, David Miller and Randi Sellari as trustees. Pursuant to the Voting Trust Agreement, all Class B Shares subject to the voting trust are voted proportionately with the Class A Shares (if any) and Class B Shares (if any) held by the JLL Holders directly or indirectly. As of March 31, 2014, the Class B Shares held by the parties to the Voting Trust Agreement represent approximately 79.2% of the combined voting power of our common stock. In addition, under the terms of the Voting Agreement that the JLL Holders, PGHI Corp. and certain other Common Interestholders entered into in connection with our IPO, each of the parties thereto agreed to vote all of their shares in favor of the election to our board of directors of our Chief Executive Officer, four designees of the JLL Holders and one designee of PGHI Corp. Pursuant to our certificate of incorporation, the four directors designated by the JLL Holders are each entitled to cast two votes on each matter presented to the board of directors until the earlier to occur of such time as we cease to be a “controlled company” within the meaning of the NYSE corporate governance standards or such time as the JLL Holders cease to hold, in the aggregate, at least 934,488 JGWPT Common Interests and at least 20% of the aggregate number of JGWPT Common Interests held on such date by members of JGWPT Holdings, LLC who were members of JGWPT Holdings, LLC (or its predecessor of the same name) on July 12, 2011. Thereafter the four directors designated by the JLL Holders will be entitled to each cast one vote on each matter presented to the board of directors. All other directors will each be entitled to cast one vote on each matter presented to the board of directors. Because our board consists of fewer than twelve directors, the four directors designated by the JLL Holders are, for so long as such directors have the right to cast two votes, accordingly able to determine the outcome of all matters presented to the board of directors.

Dividend Rights

Our Class B stockholders do not participate in any dividend declared by the Board of Directors.

Liquidation Rights

On our liquidation, dissolution or winding up, Class B stockholders will be entitled only to receive an amount per share equal to the $0.00001 par value of the Class B Shares.

Transfers

Pursuant to the operating agreement of JGWPT Holdings, LLC, each holder of Class B Shares agrees that:

•	the holder will not transfer any Class B Shares to any person unless the holder transfers an equal number of JGWPT Common Interests to the same person; and
•	in the event the holder transfers any JGWPT Common Interests to any person, the holder will (except in the case of transfers by PGHI Corp.) transfer an equal number of Class B Shares to the same person.

No Class B Shares have preemptive rights to purchase additional Class B Shares. All outstanding Class B Shares are validly issued, fully paid and nonassessable.

Class C Shares

Voting Rights

Our Class C stockholders are generally not entitled to vote on any matter. However, amendments to the amended and restated certificate of incorporation that would alter or change the powers, preferences or special rights of the Class C Shares so as to affect them adversely must be approved by a majority of the votes entitled to be cast by the holders of the shares of the class affected by the amendment, voting as a separate class. In addition, any amendment to our amended and restated certificate of incorporation that increases or decreases the number of authorized shares or the par value of Class C Shares must be approved upon the affirmative vote of a majority of the holders of the affected class, voting together as a single class.

Dividend Rights

Class C stockholders share ratably (based on the number of Class C Shares held) if and when any dividend is declared by the Board of Directors. Dividends consisting of Class C Shares may be paid only as follows: (i) Class C Shares may be paid only to holders of Class C Shares; and (ii) shares shall be paid proportionally with respect to each outstanding Class C Share. We may not subdivide or combine shares of either class of common stock or issue a dividend on shares of either class of common stock without at the same time proportionally subdividing or combining shares of the other class or issuing a similar dividend on the other class. Except in respect of tax distributions received from JGWPT Holdings, LLC, our amended and restated certificate of incorporation provides that if JGWPT Holdings, LLC makes a distribution to its members, including us, we will be required to make a corresponding distribution to our holders of Class C Shares.

Liquidation Rights

On our liquidation, dissolution or winding up, each Class C stockholder will be entitled to a pro rata distribution of any assets available for distribution to common stockholders (except the de minimis par value of the Class B Shares).

Other Matters

No Class C Shares are subject to redemption or have preemptive rights to purchase additional Class C Shares. All the outstanding Class C Shares are validly issued, fully paid and non-assessable.

Exchanges of JGWPT Common Interests for Class C Shares

Subject to the terms and conditions of the operating agreement of JGWPT Holdings, LLC, PGHI Corp. and its permitted transferees have the right to exchange the non-voting JGWPT Common Interests they hold for our Class C Shares, or, at the option of JGWPT Holdings, LLC, cash equal to the market value of one of our Class C Shares.

Conversion of Class C Shares into Class A Shares

Each Class C Share may, at the option of the holder, be converted at any time into a Class A Share on a one-for-one basis.

Preferred Stock

Our amended and restated certificate of incorporation provides that our board of directors has the authority, without action by the stockholders, to designate and issue up to 100,000,000 shares of preferred stock in one or more classes or series and to fix the powers, rights, preferences, and privileges of each class or series of preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any class or series, which may be greater than the rights of the holders of the common stock. There are currently no shares of preferred stock outstanding. Any issuance of shares of preferred stock could adversely affect the voting power of holders of common stock, and the likelihood that the holders will receive dividend payments and payments upon liquidation could have the effect of delaying, deferring or preventing a change in control. We have no present plans to issue any shares of preferred stock.

Anti-Takeover Provisions of Delaware Law and Certain Charter and Bylaw Provisions

Our amended and restated certificate of incorporation and by-laws contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and that may have the effect of delaying, deferring or preventing a future takeover or change in control of our company unless the takeover or change in control is approved by our board of directors. These provisions include the following:

Staggered Board of Directors. Our amended and restated certificate of incorporation provides for a staggered board of directors, divided into three classes (with two classes each having one JLL-designated director (who each have two votes on each matter) and the third class having two JLL-designated directors (who each have two votes on each matter until the earlier to occur of such time as we cease to be a “controlled company” within the meaning of the corporate governance standards of the New York Stock Exchange or such time as the JLL Holders cease to hold, in the aggregate, at least 934,488 JGWPT Common Interests and at least 20% of the aggregate number of JGWPT Common Interests held on such date by members of JGWPT Holdings, LLC who were members of JGWPT

Holdings, LLC (or its predecessor of the same name) on July 12, 2011)), with our stockholders electing one class each year. Between stockholders’ meetings, the board of directors are able to appoint new directors to fill vacancies or newly created directorships so that no more than the number of directors in any given class may be replaced each year and it would take three successive annual meetings to replace all directors. As a result, the majority of the votes on the board will be up for election every two years.

Director Designation Agreement. In connection with our IPO, we entered into a Director Designation Agreement with the JLL Holders and PGHI Corp. Under this agreement, the JLL Holders has the right to designate four director designees to our board of directors so long as the JLL Holders own at least 934,488 JGWPT Common Interests and at least 20% of the aggregate number of JGWPT Common Interests held on such date by members of JGWPT Holdings, LLC who were members of JGWPT Holdings, LLC (or its predecessor of the same name) on July 12, 2011, and PGHI Corp. will have the right to designate one director so long as PGHI Corp. (together with its then-current stockholders) or its assignee holds in the aggregate at least 436,104 JGWPT Common Interests.

Stockholder Action by Written Consent. Our amended and restated certificate of incorporation provides that stockholder action may be taken by written consent in lieu of a meeting. If, however, the JLL Holders and their affiliates cease to control at least a majority of any relevant voting powers, this provision will automatically be eliminated from our amended and restated certificate of incorporation so that stockholder action may be taken only at an annual or special meeting of stockholders.

Elimination of the Ability to Call Special Meetings. Our amended and restated certificate of incorporation provides that, except as otherwise required by law, special meetings of our stockholders can only be called by our Chief Executive Officer, pursuant to a resolution adopted by a majority of our board of directors or a committee of the board of directors that has been duly designated by the board of directors and whose powers and authority include the power to call such meetings, or by the chairman of our board of directors. Stockholders are not permitted to call a special meeting or to require our board to call a special meeting.

Removal of Directors; Board of Directors Vacancies. Our amended and restated certificate of incorporation and by-laws provide that members of our board of directors may not be removed without cause. Our by-laws further provide that only our board of directors may fill vacant directorships, except in limited circumstances. These provisions would prevent a stockholder from gaining control of our board of directors by removing incumbent directors and filling the resulting vacancies with such stockholder’s own nominees.

Amendment of Certificate of Incorporation and By-laws. The General Corporation Law of the State of Delaware, or DGCL, provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote is required to amend or repeal a corporation’s certificate of incorporation or bylaws, unless the certificate of incorporation requires a greater percentage. Our amended and restated certificate of incorporation generally requires the approval of the holders of at least two-thirds of the voting power of the issued and outstanding shares of our capital stock entitled to vote in connection with the election of directors to amend any provisions of our certificate of incorporation described in this section or to amend or repeal our bylaws. In addition, our amended and restated certificate of incorporation grants our board of directors the authority to amend and repeal our bylaws without a stockholder vote in any manner not inconsistent with the laws of the State of Delaware or our certificate of incorporation.

The foregoing provisions of our amended and restated certificate of incorporation and by-laws could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our Class A Shares that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management or delaying or preventing a transaction that might benefit you or other minority stockholders.

Section 203 of the DGCL

We are not subject to Section 203 of the DGCL, an anti-takeover law. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the “business combination” or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status, did own) 15% or more of a corporation’s voting stock. In our certificate of incorporation, we have elected not to be bound by Section 203.

Limitations on Liability and Indemnification of Officers and Directors

Our amended and restated certificate of incorporation and by-laws provide indemnification for our directors and officers to the fullest extent permitted by the DGCL. In connection with our IPO, we entered into indemnification agreements with each of our directors that may, in some cases, be broader than the specific indemnification provisions contained under Delaware law. In addition, as permitted by Delaware law, our amended and restated certificate of incorporation includes provisions that eliminate the personal liability of our directors for monetary damages resulting from breaches of certain fiduciary duties as a director. The effect of this provision is to restrict our rights and the rights of our stockholders in derivative suits to recover monetary damages against a director for breach of fiduciary duties as a director, except that a director will be personally liable for:

•	any breach of his duty of loyalty to us or our stockholders;
•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
•	any transaction from which the director derived an improper personal benefit; or
•	improper distributions to stockholders.

These provisions may be held not to be enforceable for violations of the federal securities laws of the United States.

Corporate Opportunities

In recognition that partners, principals, directors, officers, members, managers and/or employees of JLL, the JLL Holders, DLJ Merchant Banking Partners IV, L.P., PGHI Corp. and their respective affiliates and investment funds, which we refer to as the Corporate Opportunity Entities, may serve as our directors and/or officers, and that the Corporate Opportunity Entities may engage in activities or lines of business similar to those in which we engage, our certificate of incorporation provides for the allocation of certain corporate opportunities between us and the Corporate Opportunity Entities. Specifically, none of the Corporate Opportunity Entities has any duty to refrain from engaging, directly or indirectly, in the same or similar business activities or lines of business that we do. In the event that any Corporate Opportunity Entity acquires knowledge of a potential transaction or matter which may be a corporate opportunity for itself and us, we will not have any expectancy in such corporate opportunity, and the Corporate Opportunity Entity will not have any duty to communicate or offer such corporate opportunity to us and may pursue or acquire such corporate opportunity for itself or direct such opportunity to another person. In addition, if a director of our company who is also a partner, principal, director, officer, member, manager or employee of any Corporate Opportunity Entity acquires knowledge of a potential transaction or matter which may be a corporate opportunity for us and a Corporate Opportunity Entity, we will not have any expectancy in such corporate opportunity. In the event that any other director of ours acquires knowledge of a potential transaction or matter which may be a corporate opportunity for us we will not have any expectancy in such corporate opportunity unless such potential transaction or matter was presented to such director expressly in his or her capacity as such.

The above provision shall automatically, without any need for any action by us, be terminated and void at such time as the Corporate Opportunity Entities beneficially own less than 15% of our shares of common stock.

In recognition that we may engage in material business transactions with the Corporate Opportunity Entities, from which we are expected to benefit, our amended and restated certificate of incorporation provides that any of our directors or officers who are also directors, officers, partners, members, managers and/or employees of any Corporate Opportunity Entity will have fully satisfied and fulfilled his fiduciary duty to us and our stockholders with respect to such transaction if: the transaction was fair to us and was made on terms that are not less favorable to us than could have been obtained from a bona fide third party at the time we entered into the transaction; and either the transaction was approved, after being made aware of the material facts of the relationship between each of us or our subsidiary and the Corporate Opportunity Entity and the material terms and facts of the transaction, by:

•	an affirmative vote of a majority of the voting power of members of our board of directors who do not have a material financial interest in the transaction, referred to as Interested Persons; or
•	an affirmative vote of a majority of the voting power of members of a committee of our board of directors consisting of members who are not Interested Persons; or
•	the transaction was approved by an affirmative vote of the holders of a majority of shares of our common stock entitled to vote, excluding the Corporate Opportunity Entities and any Interested Person.

By becoming a stockholder in our company, you will be deemed to have notice of and consented to these provisions of our amended and restated certificate of incorporation. Any amendment to the foregoing provisions of our amended and restated certificate of incorporation requires the affirmative vote of at least two-thirds of the voting power of all shares of our common stock then outstanding.

Transfer Agent

The registrar and transfer agent for our common stock is Broadridge Financial Solutions, Inc.

Listing

Our Class A Shares trade on the NYSE under the symbol “JGW.”

SHARES ELIGIBLE FOR FUTURE SALE

Assuming the issuance of 1,707,438 Class A Shares upon the exchange by the selling stockholders of the equivalent number of JGWPT Common Interests and the sale by the selling stockholders of 1,707,438 Class A Shares received upon such exchange, we will have outstanding 12,927,135 Class A Shares and 16,654,768 JGWPT Common Interests. Pursuant to the operating agreement of JGWPT Holdings, LLC, the Common Interestholders may from time to time exchange their JGWPT Common Interests (together with the corresponding Class B Shares) for an equal number of Class A Shares. We have agreed to register the exchange of all these interests upon the expiration or earlier termination (if any) of their lock-up agreements with the underwriters of our IPO which expire 180 days after the date of this prospectus with respect to 16,658,697 JGWPT Common Interests, 135 days with respect to 853,719 JGWPT Common Interests and 90 days with respect to 853,719 JGWPT Common Interests. This prospectus relates to the 853,719 Class A Shares issuable to the selling stockholders upon exchange of the 853,719 JGWPT Common Interests in respect of which the lock-up agreement expired on February 6, 2014 and the 853,719 Class A Shares issuable to the selling stockholders upon exchange of the 853,719 JGWPT Common Interests in respect of which the lock-up agreement expired on March 24, 2014. The Class A Shares received upon exchange may be freely resold into the public market unless held by a Common Interestholder which is an affiliate of us. Certain of these holders (as well as other Common Interestholders) will have the right to demand that we register the resale of their Class A Shares received upon exchange and certain “piggyback” registration rights.

We have reserved for issuance under the Plan 2,635,960 Class A Shares, equal to 10% of the total number of shares of our capital stock that would be outstanding if all of the JGWPT Common Interests were exchanged for Class A Shares or Class C Shares, as applicable, immediately after our IPO and the warrants to purchase Class A Shares to be issued to PGHI Corp. were exercised in full. Shares registered under such registration statement will be available for sale in the open market, unless such shares are subject to vesting restrictions or the lock-up restrictions described below.

Lock-Up Agreements

We, our executive officers and directors and certain Common Interestholders have agreed with the underwriters that, subject to certain exceptions, for a period of 180 days ending on May 7, 2014, we and they will not directly or indirectly offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of our common stock or any securities convertible into or exchangeable or exercisable for common stock, whether now owned or hereafter acquired, or exercise any right with respect to the registration of the common stock, or file or cause to be filed any registration statement in connection therewith, or enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the common stock, whether any such swap or transaction is to be settled by delivery of common stock or other securities, in cash or otherwise, without the prior written consent of Barclays Capital Inc. and Credit Suisse Securities (USA) LLC, except that the underwriters have agreed that one-third of the JGWPT Common Interests held by any Other Member as of November 8, 2013 shall be released from such restrictions after each of 90, 135 and 180 days following November 8, 2013. See “Underwriting—No Sales of Similar Securities.” Barclays Capital Inc. and Credit Suisse Securities (USA) LLC may waive these restrictions at their discretion.

Rule 144

In general, under Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those securities, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those securities without regard to the provisions of Rule 144.

A person (or persons whose securities are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of securities that does not exceed the greater of one percent of the then outstanding shares of our common stock or the average weekly trading volume of our common stock reported through the NYSE during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act, most of our employees, consultants or advisors who purchased shares from us in connection with a qualified compensatory stock plan or other written agreement are eligible to resell those shares 90 days after the date of this prospectus in reliance on Rule 144 but without compliance with the holding period or certain other restrictions contained in Rule 144.

Incentive Plan Shares

We have filed a registration statement on Form S-8 under the Securities Act covering the 2,635,960 Class A Shares initially reserved for issuance under the JGWPT Holdings Inc. 2013 Omnibus Incentive Plan, equal to 10% of the total number of shares of our capital stock that would be outstanding if all of the JGWPT Common Interests were exchanged for Class A Shares or Class C Shares, as applicable, immediately after our IPO and the warrants to purchase Class A Shares to be issued to PGHI Corp. were exercised in full. Shares registered under such registration statement will be available for sale in the open market, unless such shares are subject to vesting restrictions with us or are otherwise subject to the lock-up agreements described above.

Registration Rights

In connection with our IPO, we entered into a registration rights agreement with all of the Common Interestholders pursuant to which we are required to register the exchange under the federal securities laws of the JGWPT Common Interests held by them for Class A Shares. We have agreed, at our expense, upon the expiration or earlier termination (if any) of the lock-up agreement between the underwriters of our IPO and each Common Interestholder (other than holders of a de minimis amount of JGWPT Common Interests) to use our reasonable best efforts to file with the SEC this shelf registration statement providing for the exchange of the JGWPT Common Interests for Class A Shares at any time and from time to time thereafter, subject to any applicable rules and restrictions imposed by us, and to cause and maintain the effectiveness of this shelf registration statement until such time as all JGWPT Common Interests covered by this shelf registration statement have been exchanged. Further, the JLL Holders and other significant Common Interestholders will be entitled to cause us, at our expense, to register the resale of the Class A Shares they will receive upon exchange of their JGWPT Common Interests, or upon conversion of their Class C Shares or upon exercise of their warrants to purchase Class A Shares, which we refer to as their “demand” registration rights.

All Common Interestholders (as well as their permitted transferees) will be entitled to exercise “piggyback” rights in connection with any future public underwritten offerings we engage in for our account or for the account of others to whom we have granted registration rights after the expiration or earlier termination (if any) of the lock-up agreements referred to above, subject to pro rata reduction if it is determined that the sale of additional shares would be harmful to the success of the offering. All fees, costs and expenses of underwritten registrations will be borne by us, other than underwriting discounts and selling commissions, which will be borne by each stockholder selling its shares. Our registration obligations will be subject to certain restrictions on, among other things, the frequency of requested registrations, the number of shares to be registered and the duration of these rights.

U.S. FEDERAL TAX CONSEQUENCES FOR NON-UNITED STATES
HOLDERS OF CLASS A SHARES

Preliminary Matters

The following discussion is a summary of U.S. federal income tax consequences generally applicable to non-U.S. holders of Class A Shares that may acquire Class A Shares for cash pursuant to the resale from time to time in the future of Class A Shares by the selling stockholders and that hold such shares as capital assets (generally, for investment).

For purposes of this discussion, a non-U.S. holder is any beneficial owner that for U.S. federal income tax purposes is not an entity classified as a partnership and is not a U.S. holder; the term U.S. holder means:

•	an individual who is a citizen or resident of the United States;
•	a corporation or other entity taxable as a corporation created in or organized under the laws of the United States, any state thereof or the District of Columbia;
•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
•	a trust (x) if a court within the United States is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust or (y) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership or other pass-through entity holds Class A Shares, the U.S. federal income tax treatment of a partner in the partnership generally will depend upon the status of the partner or member and the activities of the partnership or other entity. Accordingly, we urge partnerships or other pass-through entities that hold Class A Shares and partners or members in these partnerships or other entities to consult their tax advisors.

This summary does not consider specific facts and circumstances that may be relevant to a particular non-U.S. holder’s tax position and does not consider the non-income tax consequences or the state, local or non-U.S. tax consequences of an investment in Class A Shares. It also does not apply to non-U.S. holders subject to special tax treatment under the U.S. federal income tax laws (including banks, insurance companies, tax-exempt organizations, dealers in securities or currency, persons who hold Class A Shares as part of a “straddle,” “hedge,” “conversion transaction” or other risk-reduction or integrated transaction, controlled foreign corporations, passive foreign investment companies, companies that accumulate earnings to avoid U.S. federal income tax, tax-exempt organizations, former U.S. citizens or residents and persons who hold or receive Class A Shares as compensation). This summary is based upon the Internal Revenue Code of 1986, as amended, existing and proposed Treasury regulations, IRS rulings and pronouncements and judicial decisions in effect, all of which are subject to change, possibly on a retroactive basis, or differing interpretations.

The discussion included herein is only a summary. Accordingly, we urge you to consult your tax advisor with respect to the U.S. federal, state, local and non-U.S. income and other tax consequences of holding and disposing of Class A Shares.

Distributions

Distributions of cash or property that we pay in respect of Class A Shares will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). A non-U.S. holder generally will be subject to U.S. federal withholding tax at a 30% rate, or at a reduced rate prescribed by an applicable income tax treaty, on any dividends received in respect of Class A Shares. Dividends that are effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States (and, if a tax treaty applies, are attributable to a U.S. permanent establishment or fixed base of such holder) are generally subject to U.S. federal income tax on a net income basis as described below and are exempt from the 30% withholding tax (assuming compliance with certain certification requirements described further below).

If the amount of a distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a tax-free return of capital to the extent of the non-U.S. holder’s tax basis in its Class A Shares, and thereafter will be treated as capital gain. In order to obtain a reduced rate of U.S. federal withholding tax under an applicable income tax treaty, a non-U.S. holder will be required to provide a properly executed IRS Form W-8BEN or other appropriate version of IRS Form W-8 certifying its entitlement to benefits under the treaty. These forms must be periodically updated. A non-U.S. holder of Class A Shares that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS. A non-U.S. holder should consult its tax advisor regarding its possible entitlement to benefits under an income tax treaty.

We expect that we will not have significant earnings and profits for the foreseeable future, and thus expect that distributions in respect of Class A Shares will be treated primarily as a non-taxable return of basis and thereafter as capital gain. No assurances can be given, however, that the IRS or a court would not adopt a contrary position, or that we will not generate significant earnings and profits in future years.

If you are a non-U.S. holder and conduct a trade or business within the United States, you generally will be subject to U.S. federal income tax at ordinary U.S. federal income tax rates (on a net income basis) on dividends that are effectively connected with the conduct of such trade or business or, if certain tax treaties apply, on dividends that are attributable to your permanent establishment in the United States, and such dividends will not be subject to the withholding described above. In the case of such holder that is a non-United States corporation, you may also be subject to a 30% “branch profits tax” unless you qualify for a lower rate under an applicable United States income tax treaty.

Generally, to claim the benefit of any applicable United States tax treaty or an exemption from withholding because the income is effectively connected with the conduct of a trade or business in the United States, you must provide a properly executed IRS Form W-8BEN for treaty benefits or IRS Form W-8ECI for effectively connected income (or such successor form as the IRS designates), before the distributions are made. These forms must be periodically updated. If you are a non-U.S. holder, you may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their tax advisers regarding their entitlement to benefits under an applicable income tax treaty and the specific manner of claiming the benefits of the treaty.

Dispositions

A non-U.S. holder generally will not be subject to U.S. federal income or withholding tax in respect of any gain on a sale, exchange or other taxable disposition of Class A Shares unless:

•	the gain is effectively connected with the non-U.S. holder’s conduct of trade or business in the United States and, in some instances if an income tax treaty applies, is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States;
•	the non-U.S. holder is an individual who is present in the United States for 183 or more days in the tax year of the disposition and meets certain other conditions; or
•	we are or have been a “U.S. real property holding corporation” (which we refer to as a USRPHC) under Section 897 of the Code at any time during the shorter of the five-year period ending on the date of disposition and the non-U.S. Holder’s holding period for its Class A Shares.

In general, a corporation is a USRPHC if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We do not believe that we currently are a USRPHC, and we do not anticipate becoming a USRPHC in the future. However, no assurance can be given that we will not be a USRPHC at or prior to the time a non-U.S. holder sells its Class A Shares.

U.S. Federal Estate Taxes

Class A Shares owned or treated as owned by an individual who is a non-U.S. holder at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

Withholding Rules Pursuant to the Foreign Account Tax Compliance Act

Legislation enacted in 2010 and existing guidance issued thereafter will require, after June 30, 2014, withholding at a rate of 30% on dividends in respect of, and after December 31, 2016, gross proceeds from the sale of, Class A Shares held by or through certain foreign financial institutions (including investment funds), unless such institution enters into an agreement with the U.S. Treasury to report, on an annual basis, information with respect to shares in, and accounts maintained by, the institution to the extent such shares or accounts are held by certain U.S. persons or by certain non-U.S. entities that are wholly or partially owned by U.S. persons. An intergovernmental agreement between the United States and an applicable foreign country, or future Treasury regulations or other guidance may modify these requirements. Accordingly, the entity through which Class A Shares are held will affect the determination of whether such withholding is required. Similarly, dividends in respect of, and gross proceeds from the sale of, Class A Shares held by an investor that is a non-financial non-U.S. entity which does not qualify under certain exceptions will be subject to withholding at a rate of 30% beginning after the dates noted above, unless such entity either (i) certifies to us (or another applicable withholding agent) that such entity does not have any “substantial U.S. owners” or (ii) provides certain information regarding the entity’s “substantial U.S. owners,” which we (or another applicable withholding agent) will in turn provide to the U.S. Treasury. We will not pay any additional amounts to holders in respect of any amounts withheld. Non-U.S. holders are encouraged to consult with their tax advisers regarding the possible implications of these rules on their investment in Class A Shares.

Information Reporting and Backup Withholding Requirements

You generally will be required to comply with certain certification procedures to establish that you are not a United States person in order to avoid backup withholding with respect to dividends or the proceeds of a disposition of Class A Shares. In addition, we are required to annually report to the IRS and you the amount of any distributions paid to you, regardless of whether we actually withheld any tax. Copies of the information returns reporting such distributions and the amount withheld may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or credit against your U.S. federal income tax liability, provided that certain required information is provided on a timely basis to the IRS.

PLAN OF DISTRIBUTION

This prospectus relates to (i) the issuance by us from time to time of up to 1,707,438 Class A Shares upon the exchange by the selling stockholders of the equivalent number of JGWPT Common Interests and (ii) the sale by the selling stockholders of up to 1,707,438 Class A Shares received upon such exchange, in each case subject to the lock-up periods described herein. The Class A Shares registered under this prospectus will only be issued to the extent that the selling stockholders exchange JGWPT Common Interests for Class A Shares.

The selling stockholders may sell all or a portion of the Class A Shares offered hereby from time to time in the future directly or through one or more underwriters, broker-dealers or agents. If the Class A Shares are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. The Class A Shares may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions through:

•	any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;
•	the over-the-counter market;
•	transactions otherwise than on these exchanges or systems or in the over-the-counter market;
•	the writing of options, whether such options are listed on an options exchange or otherwise;
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•	an exchange distribution in accordance with the rules of the applicable exchange;
•	privately negotiated transactions;
•	short sales;
•	sales pursuant to Rule 144;
•	transactions in which broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;
•	a combination of any such methods of sale; and
•	any other method permitted pursuant to applicable law.

If the selling stockholders effect such transactions by selling shares to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of shares or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares in the course of hedging in positions they assume. The selling stockholders may also sell shares short and deliver shares covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholders may also loan or pledge shares to broker-dealers that in turn may sell such shares.

The selling stockholders may pledge or grant a security interest in some or all Class A Shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the Class A Shares from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the under the Securities Act of 1933, as amended, or the Securities Act, amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the Class A Shares in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker-dealer participating in the distribution of the Class A Shares may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the Class A Shares is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of Class A Shares being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, the Class A Shares may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the Class A Shares may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling stockholders will sell any or all of the Class A Shares registered pursuant to the shelf registration statement, of which this prospectus forms a part.

The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the Class A Shares by the selling stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the Class A Shares to engage in market-making activities with respect to the Class A Shares. All of the foregoing may affect the marketability of the Class A Shares and the ability of any person or entity to engage in market-making activities with respect to the Class A Shares.

We will not receive any cash proceeds from our issuance of Class A Shares to the selling stockholders or the sale by the selling stockholders of our Class A Shares pursuant to this prospectus. Each selling stockholder will bear the cost of any underwriting discounts and selling commissions related to their respective offering and sale of shares of Class A Shares pursuant to this prospectus. We will indemnify the selling stockholders against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreement, or the selling stockholders will be entitled to contribution. We, our affiliates and our respective directors, officers, employees, agents and control persons may be indemnified by the selling stockholders against liabilities that may arise from any written information furnished to us by the selling stockholder specifically for use in this prospectus, in accordance with the registration rights agreement, or we or they may be entitled to contribution.

Once issued to the selling stockholders pursuant to the shelf registration statement, of which this prospectus forms a part, the Class A Shares will be freely tradable in the hands of persons other than our affiliates.

LEGAL MATTERS

Certain legal matters relating to this offering will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York.

EXPERTS

The consolidated financial statements of JGWPT Holdings Inc. (prior to November 14, 2013, J.G. Wentworth, LLC and Subsidiaries) appearing in its Annual Report (Form 10-K) for the year ended December 31, 2013 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC’s rules allow us to “incorporate by reference” into this prospectus certain information that we file with the SEC. This means that we can include in this prospectus information by referring you to another document already on file with the SEC that contains that information. Any information incorporated by reference into this prospectus is considered to be part of this prospectus.

We incorporate by reference the following documents filed with the SEC:

•	Annual Report on Form 10-K for the year ended December 31, 2013, as filed by us with the SEC on March 31, 2014; and
•	Current Report on Form 8-K as filed by us with the SEC on February 6, 2014.

Notwithstanding the foregoing, we are not incorporating by reference any information furnished and not filed with the SEC, including information furnished under Item 2.02 or Item 7.01 of any Current Report on Form 8-K, including the related exhibits under Item 9.01, unless, and to the extent, expressly specified otherwise. Any statement contained in a document incorporated in this prospectus shall be deemed to be modified or superseded to the extent that a statement contained in this prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall only be deemed to be a part of this prospectus as so modified or superseded.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement, of which this prospectus is a part, on Form S-1 with the SEC relating to this offering. This prospectus does not contain all of the information in the registration statement and the exhibits included with the registration statement. References in this prospectus to any of our contracts, agreements or other documents are not necessarily complete, and you should refer to the exhibits filed electronically with the SEC. We also file electronically with the SEC our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act. Our SEC file number is 001-36170. We make available on or through our website, free of charge, copies of these reports as soon as reasonably practicable after we electronically file or furnish them to the SEC.

You may read and copy the registration statement, the related exhibits and other material we file with the SEC at the SEC’s public reference room in Washington, D.C. at 100 F Street N.E., Washington, D.C. 20549. You can also request copies of those documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file with the SEC. The website address is http://www.sec.gov.

JGWPT HOLDINGS INC.

Common Stock

P R O S P E C T U S
           , 2014

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the estimated fees and expenses payable by the registrant in connection with the distribution of our common stock:

SEC registration fee	$3,949.73
Printing and engraving expenses	45,000.00
Legal fees and expenses	40,000.00
Accounting fees and expenses	40,000.00
Transfer agent and registrar fees and expenses	5,000.00
Miscellaneous	10,000.00
Total	$143,949.73

We will bear all of the expenses shown above.

Item 14. Indemnification of Directors and Officers.

Section 102 of the Delaware General Corporation Law, or the DGCL, allows a corporation to eliminate the personal liability of directors to a corporation or its stockholders for monetary damages for a breach of a fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase or redemption in violation of Delaware corporate law or obtained an improper personal benefit.

Section 145 of the DGCL provides, among other things, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the corporation’s request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding. The power to indemnify applies if (i) such person is successful on the merits or otherwise in defense of any action, suit or proceeding or (ii) such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The power to indemnify applies to actions brought by or in the right of the corporation as well, but only to the extent of defense expenses (including attorneys’ fees but excluding amounts paid in settlement) actually and reasonably incurred and not to any satisfaction of judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of negligence or misconduct in the performance of his duties to the corporation, unless a court believes that in light of all the circumstances indemnification should apply.

Section 174 of the DGCL provides, among other things, that a director who willfully and negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing the minutes of the meetings of the board of directors at the time the action occurred or immediately after the absent director receives notice of the unlawful acts.

Our certificate of incorporation states that no director shall be personally liable to us or any of our stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as it exists or may be amended. A director is also not exempt from liability for any transaction from which he or she derived an improper personal benefit, or for violations of Section 174 of the DGCL. To the maximum extent permitted under Section 145 of the DGCL, our certificate of incorporation authorizes us to indemnify any and all persons whom we have the power to indemnify under the law.

Our bylaws provide that we will indemnify, to the fullest extent permitted by the DGCL, each person who was or is made a party or is threatened to be made a party in any legal proceeding by reason of the fact that he or she is or was our director or officer of us or is or was our director or officer serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. However, such indemnification is permitted only if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to our best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. Indemnification is authorized on a case-by-case basis by (i) our board of directors by a majority vote of disinterested directors, (ii) a committee of the disinterested directors, (iii) independent legal counsel in a written opinion if (i) and (ii) are not available, or if disinterested directors so direct, or (iv) the stockholders. Indemnification of former directors or officers shall be determined by any person authorized to act on the matter on our behalf. Expenses incurred by a director or officer in defending against such legal proceedings are payable before the final disposition of the action, provided that the director or officer undertakes to repay us if it is later determined that he or she is not entitled to indemnification.

We have entered into separate amended and restated indemnification agreements with our directors and certain officers. Each indemnification agreement provides, among other things, for indemnification to the fullest extent permitted by law and our certificate of incorporation and bylaws against any and all expenses, judgments, fines, penalties and amounts paid in settlement of any claim. The indemnification agreements provide for the advancement or payment of all expenses to the indemnitee and for reimbursement to us if it is found that such indemnitee is not entitled to such indemnification under applicable law and our certificate of incorporation and bylaws.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. We maintain directors’ and officers’ liability insurance for our officers and directors.

We maintain standard policies of insurance under which coverage is provided (a) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and (b) to us with respect to payments which may be made by us to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

Item 15. Recent Sales of Unregistered Securities.

We have not sold or granted unregistered securities in a transaction that was exempt from the registration requirements of the Securities Act.

Item 16. Exhibits and Financial Statement Schedules.

(a)	Exhibits: The list of exhibits is set forth in the EXHIBIT INDEX of this Registration Statement and is incorporated herein by reference.
(b)	Financial Statement Schedules: No financial statement schedules are provided because the information called for is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings.*

*(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission

*    Paragraph references correspond to those of Regulation S-K, Item 512.

pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) If the registrant is a foreign private issuer, to file a post-effective amendment to the registration statement to include any financial statements required by “Item 8.A. of Form 20-F (17 CFR 249.220f)” at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3 (§239.33 of this chapter), a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

(5) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) If the registrant is relying on Rule 430B:

(A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii) If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

*(h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

*(i) The undersigned registrant hereby undertakes that:

•	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by us pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
•	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Radnor, State of Pennsylvania on April 1, 2014.

JGWPT HOLDINGS INC.

By:	/s/ David Miller
Name:	David Miller
Title:	Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Name	Title	Date

*	Chief Executive Officer, Chairman and Director (Principal Executive Officer)
David Miller		April 1, 2014

*	Chief Financial Officer (Principal Financial and Accounting Officer)
John Schwab		April 1, 2014

*
Alexander R. Castaldi	Director	April 1, 2014

*
Robert C. Griffin	Director	April 1, 2014

*
Kevin Hammond	Director	April 1, 2014

*
Paul S. Levy	Director	April 1, 2014

*
William J. Morgan	Director	April 1, 2014

*
Robert N. Pomroy	Director	April 1, 2014

*
Francisco J. Rodriguez	Director	April 1, 2014

* By: /s/ John Schwab
John Schwab
Attorney-In-Fact

EXHIBIT INDEX

Exhibit	Description
3.1	Amended and Restated Certificate of Incorporation of JGWPT Holdings Inc.**
3.2	Amended and Restated Bylaws of JGWPT Holdings Inc.**
4.1	Specimen Class A common stock certificate of JGWPT Holdings Inc.*
4.2	Warrant Certificate No. 1, issued to PGHI Corp. on November 14, 2013.**
4.3	Warrant Certificate No. 1, issued to PGHI Corp. on November 14, 2013.**
4.3	Registration Rights Agreement, dated as of November 14, 2013, by and among JGWPT Holdings Inc., JLL JGW Distribution, LLC and JGW Holdco, LLC and the other stockholders signatory thereto.**
4.4	Voting Agreement, dated as of November 14, 2013, by and among JLL JGW Distribution, LLC, JGW Holdco, LLC, PGHI Corp., and the other stockholders named therein.**
4.5	Director Designation Agreement, dated as of November 14, 2013, by and among JGWPT Holdings Inc., JLL JGW Distribution, LLC, JGW Holdco, LLC and PGHI Corp.**
4.6	Credit Agreement by and among J.G. Wentworth, LLC, Orchard Acquisition Company, LLC, as Parent Borrower, the Lending Institutions from Time to Time Parties Thereto, Jefferies Finance LLC, as Administrative Agent and Jefferies Group, Inc. as Swing Line Lender and an LC Issuer, dated as of February 8, 2013*
4.7	First Amendment to Credit Agreement by and among J.G. Wentworth, LLC, Orchard Acquisition Company, LLC, as Parent Borrower, the Lending Institutions from Time to Time Parties Thereto, Jefferies Finance LLC, as Administrative Agent and Jefferies Group, Inc. as Swing Line Lender and an LC Issuer*
4.8	Second Amendment to Credit Agreement by and among J.G. Wentworth, LLC, Orchard Acquisition Company, LLC, as Parent Borrower, the Lending Institutions from Time to Time Parties Thereto, Jefferies Finance LLC, as Administrative Agent and Jefferies Group, Inc. as Swing Line Lender and an LC Issuer***
5.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP
9.1	Voting Trust Agreement, dated as of November 14, 2013, by and among JGWPT Holdings Inc., the trustees named therein, and the stockholders named therein.**
10.1	Amended and Restated Limited Liability Company Agreement, dated as of November 13, 2013, of JGWPT Holdings, LLC.**
10.2	Tax Receivable Agreement, dated as of November 14, 2013, by and among JGWPT Holdings Inc., JLL JGW Distribution LLC, JGW Holdco, LLC, Candlewood Special Situations Fund L.P., R3 Capital Partners Master, L.P., The Royal Bank of Scotland PLC, DLJ Merchant Banking Funding, Inc., PGHI Corp., David Miller, Randi Sellari, and Stefano Sola and, to the extent described therein, JLL Fund V AIF II, L.P. and the shareholders of PGHI Corp.**
10.3	Administrative Services Agreement, dated as of July 12, 2011, by and between Settlement Funding, LLC and PGHI Corp.*
10.4	Custodial Agreement, dated July 12, 2011, by and between J.G. Wentworth, LLC and PGHI Corp.*
10.5	Employment Agreement by and between J.G. Wentworth, LLC and David Miller, dated November 1, 2010, as amended March 11, 2013*#
10.6	Amended and Restated Employment Agreement by and between J.G. Wentworth, LLC and Randi Sellari, dated July 23, 2007*#
10.7	Employment Agreement by and between JGWPT Holdings, LLC and John Schwab, dated March 26, 2013*#
10.8	Severance Arrangement by and between JG Wentworth, LLC and John Schwab, dated March 26, 2013*#
10.9	Agreement and Plan of Merger, dated as of February 19, 2011, by and among JGWPT Holdings, LLC, J.G. Wentworth, LLC, Peach Acquisition LLC, PeachHI, LLC, PGHI Corp. and Orchard Acquisition Company LLC, as amended*

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Exhibit	Description
10.10	Lease by and between Radnor Properties-201 KOP, L.P. and Green Apple Management Company, LLC, dated September 9, 2010, as amended by the First Amendment, dated February 21, 2011, the Second Amendment, dated January 9, 2012, the Third Amendment, dated August 23, 2012, and the Fourth Amendment, dated March 29, 2013*
10.11	Form of JGWPT Holdings Inc. 2013 Omnibus Incentive Plan*#
10.12	Form of JGWPT Holdings Inc. 2013 Omnibus Incentive Plan Stock Option Agreement (Employees)*
10.13	Form of JGWPT Holdings Inc. 2013 Omnibus Incentive Plan Restricted Stock Agreement (Non-Employee Directors)*
10.14	Form of Director Indemnification Agreement*
21.1	Subsidiaries of JGWPT Holdings Inc.*
23.1	Consent of Ernst & Young LLP
23.2	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included as part of Exhibit 5.1)
24.1	Powers of Attorney****

*	Filed as an exhibit to JGWPT Holdings Inc.'s Registration Statement on Form S-1 (File No. 333-191585), filed with the SEC on October 7, 2013, as amended to the date hereof.
**	Filed as an exhibit to JGWPT Holdings Inc.'s Quarterly Report on Form 10-Q (File No. 001-36170), filed with the SEC on December 23, 2013.
***	Filed as an exhibit to JGWPT Holdings Inc.'s Current Report on Form 8-K (File No. 001-36170), filed with the SEC on December 9, 2013.
****	Powers of Attorney for each of the Directors, other than William J. Morgan, were included on the signature page to JGWPT Holding Inc.’s Registration Statement on Form S-1 (file No. 333-193476), filed with the SEC on January 21, 2014, to which this Registration Statement on Form S-1/A is an amendment. A Power of Attorney for William J. Morgan is filed herewith.
#	Indicates management contract or compensatory plan or arrangement

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